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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 10SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                                ACUBID.COM, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)

               Delaware                                33-0529299
  --------------------------------        ------------------------------------
  (State or other jurisdiction of         (I.R.S. Employer Identification No.)
   incorporation or organization)

1947 Camino Vida Roble, Suite 102, Carlsbad, California            92008
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     (Address of principal executive offices)                     Zip Code

Issuer's telephone number (760) 804- 0023

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

                         COMMON STOCK, par value $0.001
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                                ACUBID.COM, INC.
                                   FORM 10-SB

                               Table of Contents

Item No.
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PART I.

1.             Description of Business....................................................   1

2.             Management's Discussion and Analysis or Plan of Operation..................  26

3.             Description of Property ...................................................  28

4.             Security Ownership of Certain Beneficial Owners and Management ............  29

5.             Directors and Executive Officers, Promoters and Control Persons............  31

6.             Executive Compensation.....................................................  33

7.             Certain Relationships and Related Transactions.............................  46

8.             Description of Securities..................................................  46

PART II.

1.             Market Price of and Dividends on the Registrant's Common
                      Equity and Other Shareholder Matters................................  48

2.             Legal Proceedings..........................................................  50

3.             Changes in and Disagreements with Accountants..............................  50

4.             Recent Sales of Unregistered Securities....................................  51

5.             Indemnification of Directors and Officers..................................  55

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
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PART F/S:      Financial Statements.........................................................

PART III.

1.             Index and Description of Exhibits............................................

SIGNATURES..................................................................................

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        EXCEPT FOR THE DESCRIPTION OF HISTORICAL FACTS CONTAINED HEREIN, THIS
FORM 10-SB REGISTRATION STATEMENT CONTAINS CERTAIN FORWARD LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES AS DETAILED HEREIN AND ELSEWHERE FROM TIME TO TIME IN OTHER DOCUMENTS PUBLICLY DISSEMINATED BY THE COMPANY. FORWARD LOOKING STATEMENTS CONTAINED IN THIS DOCUMENT ARE MADE PURSUANT TO THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS ARE BASED ON MANAGEMENT'S CURRENT BELIEFS AND ASSUMPTIONS ABOUT THE REGISTRANT AND THE INDUSTRY IN WHICH THE REGISTRANT COMPETES IN, AND ON INFORMATION CURRENTLY AVAILABLE TO MANAGEMENT. FORWARD -LOOKING STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO, THE INFORMATION CONCERNING POSSIBLE OR ASSUMED FUTURE RESULTS OF OPERATIONS OF THE REGISTRANT SET FORTH UNDER THE HEADINGS "MANAGEMENT'S DISCUSSION AND ANALYSIS" , "PLAN OF OPERATION", AND "BUSINESS." FORWARD-LOOKING STATEMENTS ALSO INCLUDE STATEMENTS IN WHICH WORDS SUCH AS "EXPECT," "ANTICIPATE," "INTEND," "PLAN," "BELIEVE," "ESTIMATE," "CONSIDER," OR SIMILAR EXPRESSIONS ARE USED.

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

        Business Development

        The Company was incorporated under the Company Act of British Columbia on August 26, 1983, as Sheen Minerals, Inc. On August 27, 1991, the Company changed its name to International AcuVision Systems, Inc. and in September, 1993, the Company was domesticated under Section 388 of the General Corporation Law of the State of Delaware. From the date of its incorporation until February 20, 1987, the Company engaged in the business of exploration for mineral deposits, with a view to their extraction and sale if commercially feasible. Subsequent to February 20, 1987, pursuant to a vote of the majority of the issued and outstanding shares, the name of the Company was changed and the Company adopted a new business direction in the field of vision training.

        During the period August, 1991 through August 31, 1998, the Company marketed its vision training products in the Optometric, Sports Vision, Occupational Therapy and Visual Rehabilitation fields. During the quarter ending November 30, 1997, the Company sold vision training equipment worldwide and raised $125,000 U.S.


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through the sale of a self-liquidating debenture. The $125,000 proceeds was to be used to increase inventory and institute a telemarketing program. Shortly after raising the funds to increase inventory, the Company learned that Electronic Manufacturing Source, the turn-key manufacturer of the Company's AcuVision 1000, 2000, and Visual Test Administrator had become insolvent and the Company had to find another manufacturer.

        During the next two quarters, the Company continued to make sales of the vision training products from existing inventory and search for a new cost effective way to manufacture the product. By fiscal year end, August 31, 1998, the Company concluded that future sales and business in the vision training marketed was too limited and that the costs of marketing and production too great. As a result, management determined that the Company should restructure.

        On March 15, 1999, at the Annual General Meeting of Shareholders, in anticipation of a change in business direction, the following resolutions were adopted:

- The Company's authorized common shares was consolidated from 20,000,000 common shares, par value $.001, into 10,000,000 common shares par value, such that every two old common shares were consolidated into one new common share.

- The Board of Directors was authorized if it deemed appropriate, to later increase the number of common shares which the Company is authorized to issue 50,000,000 common shares, par value $.001.

-  The name of the Company was changed to AcuBid.com, Inc.

-  A class of 10,000,000 Preferred shares was created.

        Subsequent to Annual General Meeting, the Board of Directors authorized a change in the name of the Company of AcuBid.com, Inc, an increase in the authorized shares to 50,000,000, the creation of a class of 10,000,000 Preferred Shares and a change in business direction, as described herein. In addition, to the new business direction described herein, the Company will continue to fill unsolicited orders for vision training products.


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Business of the Company

        AcuBid.com is a new web-based auction house featuring business-to-consumer and consumer-to-consumer auctions. The AcuBid.com auction is fully automated and available 7 days a week, 24 hours a day. AcuBid.com will target serious collectors who are knowledgeable about products and already use online auctions to buy and sell product. Key categories for AcuBid.com include sports memorabilia, movie and entertainment memorabilia, stamps, antiques, and other collectibles.

        AcuBid.com's competition includes many well-known brand names, including eBay, Yahoo, and Amazon. In order to be competitive, AcuBid.com management will implement a focused strategy to encourage trial and usage by:

        - Emphasizing key categories including sports memorabilia, antiques, stamps, and other collectibles;

        - Developing a business model that combines both consumer-to-consumer and business-to-consumer components;

        - Featuring high profile retired athletes and other celebrities as spokesmen;

        - Retain the services of experts in various fields to assist in inventory acquisition and appraisal;

        - Establishing a $25 minimum bid for all auctions to encourage listing better products and discourage the swap meet style of auctions found on competitive sites;

        - Make third party escrow service available to users; and,

        - Provide an intuitive and easy to use interface for visitors.

        THE ACUBID.COM BUSINESS MODEL

        The AcuBid.com business model includes both consumer-to-consumer and business-to-consumer auctions. The consumer-to-consumer auctions are similar to the auctions found on eBay, Yahoo, Amazon, and many other online auction houses. AcuBid.com will provide the venue for buyers to bid on items listed by individual sellers. The company will collect a fee for each item listed and a sales commission on each


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purchase.

        In the business-to-consumer model, AcuBid.com will also be an active seller on the auction site. These business-to-consumer auctions provide an important point of differentiation for the company:

        - AcuBid.com has control over inventory quality and is able to offer buyers an unconditional 30-day money back guarantee when the company is the seller;

        - High standards for inventory control will encourage other sellers to bring better merchandise to AcuBid.com;

        - Selling Company owned inventory will provide additional profit centers for AcuBid.com

          CORPORATE GOALS AND OBJECTIVES

        - Acquire interesting products in various categories for sale on AcuBid.com.

        - Generate site traffic by:

                - Encouraging high volume sellers to list on AcuBid.com

                - Encourage buyers to come to the site by ensuring that there is sufficient value in products listed on the site

                - Implement strategic alliances with other Web sites

        - Create brand awareness for AcuBid.com through advertising, promotions, "guerilla marketing" tactics, and other strategies to raise the company profile.

        - Provide the most complete, easy to use, attractive, and desirable online auction site for buyers and sellers.

        - Develop a loyal base of AcuBid.com customers.

        - Achieve profitability as quickly as possible to provide a rewarding and positive return to our shareholders.


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        THE ACUBID.COM AUCTION

        The AcuBid.com auction is fully automated and available 7 days a week, 24 hours a day. Consumers are able to access AcuBid.com at any time to browse current auctions, list new items for sale, bid on items, check account status, or view other information available on the site.

        Auction formats available on AcuBid.com include standard, reserve, and Dutch auctions. Sellers choose auction parameters provided by the company including duration, minimum bid, bid increment, and payment method. AcuBid.com offers free image hosting to sellers on company servers. This feature provides sellers with an opportunity to display products for sale at no additional cost. Other online auctions offer image hosting either at a nominal charge, or the image hosting is not done on the competitor's servers.

        The AcuBid.com product line includes proprietary signed sports memorabilia from company spokesmen including Yogi Berra, Johnny Bench, Joe Morgan, Rollie Fingers, and Gale Sayers. These athletes have been working with AcuBid.com to develop signed sports memorabilia products. The company will evaluate selling signed memorabilia from other athletes on a case-by-case basis. Certificates of authenticity from AcuBid.com are provided for items signed for the company.

        Another product offered by AcuBid.com is the Auction Ticker. This program is designed to enhance the online auction experience by providing real-time information on auctions on various sites in addition to AcuBid.com. This lets a potential buyer monitor multiple auctions simultaneously.

        A final product in development is an AcuBid.com mall. This shop will sell products at a fixed price instead of at auction. The shop concept is similar to the announcement made by Amazon, where individuals and store owners will be able to set up an online store front on AcuBid.com. This new mall will have a separate URL; it will be linked to the auction site.

        PRODUCT ATTRIBUTES

        The main product attribute of AcuBid.com is an easy to use auction interface. AcuBid.com has intuitive site architecture. A comprehensive search function will allow product, member, and other searches. AcuBid.com is designing the web site to be compatible for the majority of Internet browsers in use. Finally, AcuBid.com will provide safe and secure transactions for users.


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        The company will be pro-active in developing an extensive assortment of interesting and desirable memorabilia for sale on the site. AcuBid.com will be an active buyer of inventory for the company auctions. The company has established relationships with collectors and dealers who have been listing product for sale on the site, and are committed to continue listing products on AcuBid.com. This differs from the approach at other online auctions where the auction operator does not get involved in inventory procurement. As a buyer of merchandise for the site AcuBid.com has a level of control over the quality of products up for auction not found on other sites. To reinforce the commitment to quality, when AcuBid.com is the seller consumers will have a 30-day unconditional money back guarantee on all products purchased from AcuBid.com.

        It is not necessary to register as an AcuBid.com user to browse through different auctions. However, to become a Buyer or Seller on AcuBid.com users are required to register and accept the AcuBid.com Member Agreement. The Member Agreement takes a few minutes to fill out, and upon completion users are able to bid on products or list items for sale.

        AcuBid.com requires users to provide personal information including name, address, phone number, E-mail address, and credit card information. This information is necessary for several reasons:

        - To verify that buyers and sellers are not minors;

        - To provide AcuBid.com with billing information when the user incurs fees from AcuBid.com;

        - To verify how the company can contact the registered user.

        To protect the integrity of this information AcuBid.com has made it clear in the privacy policy that this information will not be released to any outside party. The AcuBid.com privacy policy has been submitted to BBBonline and Trust-E.org for approval. These organizations provide third party assurance that the privacy policy meets the highest standards of consumer protection.

        ACUBID.COM POINTS OF DIFFERENTIATION

        AcuBid.com is an independent online auction site. This provides an opportunity to focus on the serious collectors who form the basis of the target audience.

        All bidding starts at a minimum of $25.00


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        A simple pricing structure with no hidden cost: there is a fixed listing fee of $2.00 per item and a fixed commission of 2% on successful sales.

        PRICING

        The recommended pricing strategy for AcuBid.com is based on simplicity and appeal. This strategy provides the company with a key point of differentiation. Many competing auction sites have a complicated pricing structure that includes a tiered sales commission and listing fees based on options chosen by the seller.

        There are no hidden costs with the AcuBid.com pricing structure. Sellers pay a $2.00 per item to list products for sale. There is an option to pay an additional $1.50 for a bold headline in the product description field. Sellers pay a 2% sales commission on successful sales. There is no fee to the buyer beyond the purchase price and shipping.

        ACUBID.COM MISSION STATEMENT

        Our mission is to provide serious collectors - both buyers and sellers - an unparalleled online auction experience by:

        - Ensuring that there are interesting and unique products for auction;

        - Providing great customer service;

        - Building an easy to use, intuitive, and "glitch" free online experience from the minute a consumer logs on through registration, bidding, listing, etc.;

        - Becoming the primary online auction house for serious collectors; and

        - Always listening to our customers.

        ACUBID.COM VISION STATEMENT

        - AcuBid.com will deliver an online auction that is easier to use and search than the "swap meet" style auctions found in many competitive sites.

        - AcuBid.com will provide users a satisfying online auction interface.


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        - The company will actively source interesting and hard to find inventory to sell via the AcuBid.com auction.

        - Buyers can look at current auctions at any time; registered sellers are able to list new items for sale and registered buyers are able to bid at anytime in a fully automated real-time auction.

        - Famous athletes and celebrities will help develop new memorabilia to be sold on AcuBid.com and act as company spokesmen.

        - Experts in various fields will provide information that is useful and relevant to collectors.

        - Become a profitable company; gain significant market share in the online auction industry, become an industry leader in terms of bringing together serious collectors

        Members of the Advisory Board consist of:

Kurt Bevacqua - Chairman - Kurt Bevacqua is a former major leaguer who played for the San Diego Padres, Cleveland Indians, Kansas City Royals, Pittsburgh Pirates and Texas Rangers. He was named the Padres Most Valuable Player during the 1984 World Series when he hit 2 home rums, including a game winner. Kurt was known as a clutch pinch hitter, and he finished his career 9th on the All-time Career Pinch Hit list. Kurt is a regular player on the recently formed Celebrity Players Golf Tour.

Yogi Berra - Yogi Berra is one of the most beloved players of all time. He is known to many for his witty observations including "it ain't over til it's over", "it is like deja vu all over again", and "You can observe a lot by watching". During his playing career with the Yankees, Yogi was a 15 time American League All Star. His Hall of Fame career including 2 MVP awards, and several World Series records including most games by a catcher (63), hits (71) and times on a winning team (10). Yogi went on to manage both the New York Yankees and the New York Mets. Yogi is one of only a few managers to have won pennants in both the American and National Leagues.

Joe Morgan - Mr. Morgan occupies a prominent position on the national stage in sports as a professional athlete, broadcaster, author, journalist, businessman, and philanthropist. Mr. Morgan is a familiar voice on weekly baseball broadcasts for ESPN and the All Star Game, as well as the World Series and League Championship Series for NBC sports. He has won an Emmy for sports broadcasting and has been called the


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"best analyst in baseball" by the Wall Street Journal. Mr. Morgan has been on nationally televised panels with President Clinton and other leaders and has written extensively about baseball. Mr Morgan is the founder and head of the "Joe Morgan Youth Foundation" which was founded in 1982 "to offer a strong and dependable helping hand to prepare youth for a brighter tomorrow". Mr. Morgan was inducted into the Baseball Hall of Fame in 1990, his first year of eligibility.

Johnny Bench - Johnny Bench won 2 MVP awards with the Cincinnati Reds. Mr. Bench played on 14 National League All Star teams, and 2 World Series Championship Teams. He won 10 Gold Gloves with the Reds, and set an endurance record by catching 100 or more games for 13 consecutive seasons. He has also been active in broadcasting for the Cincinnati Reds Radio Network, CBS Radio, and others. Mr. Bench is also an active golfer on the Celebrity Players Tour.

Rollie Fingers - Mr Fingers played in the major leagues for 17 years with Oakland, San Diego, and Milwaukee and is recognized as the first true "closer" in baseball. He as a 7 time all star, and the recipient of the Cy Young award for best pitcher in the league in 1981. In 1981 Mr. Fingers was also voted the Most Valuable Player of the league, a rare feat for a relief pitcher. Mr. Fingers was voted relief pitcher of the 1970s, and thanks to the trademark handlebar moustache, remains one of the most recognized figures in baseball. He still holds the World Series record of 6 saves, was voted MVP of the 1974 World Series, was "Fireman of the Year" four times and is considered by many to be the greatest relief pitcher of all time. Mr. Fingers was inducted into the Baseball Hall of Fame in 1992.

Neil J. Salkind Ph.D. - Professor Salkind received his Doctorate from the University of Maryland in Human Development in 1973 and has been a professor of Educational Psychology and Research in the School of Education at the University of Kansas since 1983. Professor Salkind, in addition to numerous academic publications, has written extensively in the computer and Internet field, specifically on eBay's online auction. AcuBid.com will be reviewing the site with Prof. Neil Salkind. His particular expertise and knowledge of the online auction industry will provide good counsel for AcuBid.com.

THE ACUBID.COM WEB SITE

        On August 2, 1999, the Company's auction web site, AcuBid.com began conducting auctions in both the Person-to-Person format and in the Company-to-Person format, with Company owned and consigned inventory. As of October 7, 1999, the Company offered 1200 items in 18 categories which included Sports Memorabilia, Stamps, Numismatics, Fine Art, Antiques, Militaria, Jewelry, Gaming, Comic Books, Fine Wines, Books & Magazines, Tickets, Entertainment, Ceramics/Glass, Porcelain,


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Vintage Electronics and Toys. As of October 7, 1999, the Company completed 800 auctions with 1200 open auctions.

        Both Buyers and Sellers are required to register as AcuBid.com users as well as accept the AcuBid.com Member Agreement. The AcuBid.com auction service is a fully automated, topically arranged easy to use online service that is available on a 24 hour a day, seven day a week basis, with the exception of 3 hours of regularly scheduled monthly site maintenance. Within minutes of completing the simple online registration form, a seller can list items for sale on the service and buyers can submit bids for items quickly and easily. Buyers can search items listed by category or specific item. During the course of the auction, bidders are notified by e-mail of the status of their bids on a daily basis and are notified immediately if they are outbid. Sellers and successful bidders are automatically notified when an auction is completed. The Company offers users support via e-mail and support bulletin boards staffed on a 24 hour a day, seven day a week basis. There is no cost associated with viewing, bidding and purchasing items. Shipping and handling fees will be charged on Company sales. The Company also recommends the use of I-Escrow, Inc. and their site iescrow.com to provide buyer and seller escrow services.

        AcuBid.com has designed an Auction Ticker and is offering the beta release as a free download. The Auction Ticker is a software program designed to provide update information on auction items that the user has indicated an interest in. Currently, the Auction Ticker supports monitoring auctions on AcuBid.com, eBay.com, Amazon.com, and Yahoo.com. Thus a user can simultaneously monitor other auctions while conducting other web related activities.

BUYING AND SELLING ON ACUBID.COM

        Registration - Although any visitor to the Company's site can browse through and view the items listed for auction, in order to bid for an item or to list an item for sale, buyers and sellers must first register with AcuBid.com. Users register by completing a short online form and can immediately bid for an item or list an item for sale. The online registration form requires users to accept the Company's Member Agreement, provide e-mail address, a fixed address, and credit card information to be later used for the payment of AcuBid.com's services.

        Selling on AcuBid.com - A seller registered with AcuBid.com can list a product for auction by completing a short online form. The seller selects a minimum price for opening bids, at or above the Company's minimum bid of $25.00, and chooses how long the auction will last. Additionally, the seller may set a reserve price for an item, which is the minimum price at which the seller is wiling to sell the item, usually


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higher than the minimum price set for opening bids. The reserve price is not disclosed to bidders. A seller can elect to sell items in individual auctions, or, if the seller has multiple items, can elect to hold a "Dutch Auction." For example, an individual wishing to sell 10 identical items could hold 10 individual auctions or hold a Dutch Auction in which all winning bidders pay the same price which is set by the lowest successful bidder.

        Sellers of items on AcuBid.com are charged posting fees and commissions. There is a general $2.00 posting fee to list an item. For an additional $1.50 the title of the item will be displayed in bold faced type and for an additional $10.00 fee, the listed item will be cycled through the "Spotlighted Items" of the item's subcategory. Spotlight auction listings are accessible from a related subcategory page and are in rotation with other Spotlight listings. For an additional $75.00 fee, the item will be cycled through the "Premier Items" section of the main page and the item's subcategory. Premier auction listings are accessible from AcuBid.com's front page and the main category page and are in rotation with other Premier auction listings. A commission of 2% will be charged on the final selling price of all successful transactions. Sellers listing items are given 500k of disk space and may purchase additional space:
2.5 MB for $2.50 per month and 5.0 MB for $5.00 per month for the purpose of displaying photographs. A seller can also include a description of the product with links to the seller's Web site. Invoices for posting fees, additional posting fees, and commissions are sent via email to sellers on a monthly basis. Sellers have a credit card account on file with the Company and that account is charged shortly after the invoice is sent.

        Buying on AcuBid.com - Buyers enter AcuBid.com through its home page, which contains a listing of product categories, information on Online Chats with Hall of Famers, and a spotlight of Premier items. Bidders can search for specific items by browsing through a list of auctions within a category or subcategory and then "click through" to a detailed description for a particular item. Bidders can also search specific categories or the entire database of auction listings using keywords to describe the type of products in which they are interested. Users can also search for a particular seller or bidder by name in order to review his or her auction and feedback history. Once a registered bidder has found an item of interest, the bidder enters the maximum amount he or she is willing to pay at that time. AcuBid.com utilizes a proven technology called Proxy Bidding. Proxy Bidding allows a bidder to enter a confidential maximum bid on an item without need to continually monitor the auction. The bidder in effect appoints AcuBid.com as its agent to place bids on their behalf. There is no additional cost to the bidder to use this service. In this capacity, the Company will only use as much of the maximum bid amount as is necessary to be the highest current bidder, bearing in mind the bidding increments established by the seller. During the bidding process, buyers


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wanting additional information about a listed item can access the seller's
e-mail address and contact the seller for additional information. Once each bid is made, a confirmation is sent to the bidder via email, an outbid notice is sent the next highest bidder and the item's auction status is automatically updated. During the course of the auction, bidders are notified of the status of their bids via email on a daily basis and are notified immediately after they are outbid. Bidders are not charged for making bids or purchases.

         Completed Person-to-Person Transactions - At the end of an auction period, if a bid meets the minimum price and, if one is set, the reserve price, the Company automatically notifies the buyer and seller by e-mail. At no point during the process does the Company take possession of either the item being sold or the buyer's payment. Rather, the buyer and seller must independently arrange for the shipment of and payment for the item, with the buyer typically paying for shipping. A seller can view the buyer's feedback rating and then determine the manner of payment, such as personal check, cashier's check or credit card, and also whether to ship the item before or after payment is received. Under the terms of the AcuBid.com Member Agreement, if a seller received one or more bids equal to or above the stated minimum or in a reserve auction, the reserve price, the seller is obligated to complete a transaction although the Company has no power to force the seller or bidder to complete the transaction other than to suspend them from using the Company's service. In the event that buyer and seller are unable to complete the transaction, the Company credits the seller the commission.

        Completed Company to Person Transactions - At the end of an auction period, if a bid meets the minimum price and, if one is set, the reserve price, the Company automatically notifies the buyer by e-mail, giving the buyer a choice of completing the transaction by check or credit card and giving the buyer a choice of shipping methods. Under the terms of the AcuBid.com Member Agreement, if the Company received one or more bids that meets the stated minimum or in a reserve auction, the reserve price, the Company is obligated to complete a transaction. Buyers have a credit card account on file with the Company and if the Buyer fails to respond the Company email that account is charged and the Company selects the method of shipping. All Company to Person transactions come with a 30 day money back guarantee and the merchandise can be returned for any reason. The Company ships the merchandise by Airborne Express, Federal Express or United States Postal Service. For all items with a value in excess of $100.00, the Company ships by United States Postal Service due to the ability to easily insure the item against loss, theft, or damage. For items valued under $100 and 5 pounds or less, the delivery charge is $7.50 and $9.75 for shipping weight between 5 and 10 pounds.

        Feedback and Ratings - Every registered AcuBid.com user is issued a


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trading profile, on which users who have conducted business or interacted with the person may submit compliments or criticism. The information is recorded in a feedback profile that includes a feedback rating for the person and indicates comments from other users who have interacted with that person in the past. Users may review a person's feedback profile to check on the person's reputation on the site before deciding to bid on an item listed by that person or in determining how to complete payment for and delivery of an item.

        The terms of the Company's Member Agreement prohibit actions that would undermine the integrity of the feedback process, such as a person's leaving positive feedback about himself or herself through other accounts or leaving negative feedback for others through other accounts. The feedback process has features designed to detect and prevent some forms of abuse. Users who receive a sufficiently negative net feedback rating will have their registrations suspended and will be unable to bid on or list items for sale. It is generally believed that such a feedback process is useful in overcoming initial user hesitancy when trading over the Web since it reduces the anonymity and uncertainty of dealing with an unknown trading partner.

        User Services - The Company offers a variety of support features that are designed to build AcuBid.com user affinity and loyalty. The Company facilitates e-mail communications between buyers and sellers and offers chat rooms to its users. The Company also offers on-line chats with Hall of Famers such as Yogi Berra, Johnny Bench and Gayle Sayers. The Company also has an announcement section that covers new features, and will be implementing an "items wanted" section where users can post notices seeking specific items. Customers can also receive a report of their recent activity on AcuBid.com, including bidding activity, selling activity, account balances, favorite categories and feedback.

        Customer Support - The Company provides customer support services through both email and telephone support. Customers requiring support must email the Company with their questions and the customer support staff will respond either by email or telephone depending on the nature of the customer question. Most email for customer support are handled within 24 hours. As the Company grows, it plans to institute a 24 hour telephonic customer support service for both technical and nontechnical issues.

        In addition, the Company provides guidelines for trading, helps provide information to resolve user disputes and responds to reports of misuses of the AcuBid.com service. The customer service staff will investigate user complaints of possible misuse of the service and takes appropriate action, including issuing warnings to users or suspending users from bidding on or listing items for sale. The types of complaints that would be investigated include various forms of bid manipulation, malicious posting of negative feedback and posting illegal items for sale. The customer service staff will also provide information to assist users with disputes over the quality of the goods sold or other fraudulent activity.

        Inventory Control - The Company has instituted an inventory control system for acquisition and maintenance of items acquired on behalf of the Company. All items purchased by the Company must be accompanied by a Purchase Order that has been approved by a senior executive of the Company. Once the Purchase Order has been approved, funds to pay for the purchase will be requisitioned from the bookkeeper and delivered to the seller of the items. Once the item or items have been received by the Company, the shipping documents are cross-checked with the Purchase Order. If the documentation matches, the items are taken into the locked Inventory Control room and processed. The items are first checked for damage and then photographed with a digital camera, both for inventory control and for posting for sale on the site. The item is then processed for safe storage in the Inventory Control Room along with a certificate of authenticity. Each item has an Inventory Control sheet requiring the following information: a. Item name; b. Detailed description of the item; c. Storage location of the item; d. Identity of person placing the item in inventory; e. Approximate value of the item; f. Purchase price of the item; g. Item Number; h. Starting Price; i. Reserve price; j. Postings; k. Final Sale price; l. Identity of the buyer/winner of the auction; m. Approval by senior officer to close out item.

        The Company maintains an Inventory Control Facility that is secured with an alarm system that includes motion and shock sensors. The facility is locked at all times. Certain prime expensive items are held in several bank vaults located in San Diego County, California. Once logged into inventory, in either the Inventory Control Room or the bank vault, the items can only be removed upon successful completion of the auction of the item.

        Fulfillment - Shipping and handling of Company owned inventory is handled by the staff. Shipping is either through the United States Postal Service, Airborne Express, or Federal Express. (See, Completed Company to Person Transactions.) Package preparation is handled by the staff and inventory control procedures are strictly observed.

        Marketing Initiatives since Inception

                Company spokesmen

        AcuBid.com has entered into agreements with the following retired athletes to act as Company spokesmen:

        - Yogi Berra
        - Johnny Bench
        - Joe Morgan
        - Rollie Finger
        - Gale Sayers
        - Kurt Bevacqua

        These athletes will sign memorabilia for sale on AcuBid.com, participate in live online chat rooms, serve on the AcuBid.com Board of Advisors, and appear in company advertising. In addition, Professor Neil Salkind will also act as a spokesman for the Company.

                Online Chat Rooms

        The first live chat rooms were conducted with Yogi Berra on Friday, September 24, 1999, Johnny Bench on Saturday, September 25, 1999, and Gale Sayers on Sunday, September 26, 1999. The Company spokesmen listed above have all agreed to participate for 2 hours every month in online chats.

                Advertising Agency

        AcuBid.com has retained an advertising agency and several independent consultants to provide marketing and public relations assistance. The agency and consultants will be responsible for helping to develop the creative strategy and content for AcuBid.com, and buy the media time (radio, TV, online, print, etc.) for company advertising.

                Advertising to Date

        To date AcuBid.com has run online "banner ads" on Yahoo.com, Excite.com, Infoseek.com, and Lycos.com. The company will start running print ads in Linn's Stamp News in mid-October. The company is developing a comprehensive advertising plan to begin early in the first quarter of 2000. This plan will include print, radio, online, and possibly some select TV advertising.

                "Guerilla Marketing"

        The company has received free publicity vis a vis radio interviews conducted with Michael Schaffer (CEO) and Rick Schwartz (VP Marketing). Mr. Schaffer and Mr. Schwartz have appeared on business-oriented radio programs in San Diego, Chicago, Washington, D.C., and New York City. A local TV affiliate in San Diego has also done a live broadcast from the AcuBid.com offices.

                Inventory Acquisition

        The initial marketing strategy has been focused on large collectors and dealers. This strategy of working with dealers results in large blocks of merchandise being listed on the site, as opposed to trying to market to individual consumers. It is very expensive to market to individuals who may only list a few products at a time. The company is working with dealers capable of listing several hundred items in a 2-3 month period. Eventually the marketing emphasis will shift to individuals, but only when the number of items listed for auction has increased.

                Promotions

        The 2% sales commission normally charged to winning bids was waived for the first 60 days of operation.

                Marketing Plan

        A comprehensive marketing plan covering fiscal year 2000 is in the initial stages of development. This plan will cover:

                - Market assessment: customer analysis, competitor analysis

                - AcuBid.com brand overview: AcuBid.com brand position statement, brand identity (what does AcuBid.com stand for, what does it mean, points of differentiation vs. competitors, relevance, etc.)

                - Marketing objectives for AcuBid.com: # registered users, site traffic metrics, # items listed, market share, other quantifiable marketing objectives

                - Tactics to be used to promote AcuBid.com

                - Financial objectives for AcuBid.com

                - Technical requirements for marketing plan

                - Personnel requirements for marketing plan

        The primary marketing objective through the end of this year is to develop and increase the number of items up for auction on AcuBid.com. In December/January the marketing emphasis will shift to more consumer driven activities designed to get people onto the site.

                Operations and Technology

        The AcuBid.com Internet auction site consists of multiple INTEL Pentium based workstations utilizing Microsoft Windows NT Enterprise Edition, Microsoft SQL Server, Microsoft Internet Information Server, and Microsoft Site Server technologies. Long-term growth of the site is accommodated through the use of the following scalability, fault tolerant, and security strategies.

        Scalability is the ability of a site to expand as its client base expands. Scalability of the site is accomplished using a "division of labor" strategy as well as "clustering" technology. Servers are divided into four types: web servers, personalization/mail servers, database servers, and image servers, dividing the workload into four groups. The database servers can be further specialized by partitioning the data that each database server would manage. The image servers are further divided by assigning members to specific image servers. "Clustering" refers to the use of multiple servers that divide client requests among the servers assigned to a cluster. Multiple data-less web and personalization/mail servers are clustered to provide scalability for these servers.

        Fault tolerance is the ability for the site to easily recover from hardware failures. Fault tolerance within the site is accomplished though hardware mirroring of all data stores (image and database servers) and the use of fail-over database servers. Fault tolerance of the web and personalization/mail servers is accomplished by the same "clustering" technology used for scalability. Disaster recovery is provided through the use of incremental backups of the database and image data stores.

        Security is the ability for the site to protect its servers and data from unwarranted access. Security within the site is accomplished through a variety of technologies, including fire walls, IP restrictions, encryption, and password authentication.

        Competitive Business Conditions

                Industry Background: Growth of the Internet and Online Commerce

        The Internet has emerged as a global medium enabling millions of people worldwide to share information, rapidly and easily communicate and electronically conduct business. International Data Corporation ("IDC") estimates that the number of Internet users will grow from approximately 60 million worldwide in 1997 to approximately 320 million worldwide by the end of 2002. This large and rapid growth is expected to be propelled by the large and growing number of Personal Computers ("PCs") installed in homes and offices, the decreasing cost of PCs, easier, faster and cheaper access to the Internet, improvements in network infrastructure, the proliferation of Internet content and the increasing familiarity and acceptance of the Internet by businesses and consumers. The Internet has a number of distinct characteristics that differentiate it from traditional media: users communicate and access information without geographic or tangible limitations; users access dynamic and interactive content on a real-time basis; and, users communicate and interact instantaneously with a single individual or with groups of individuals. As a result of these distinct characteristics, Interned usage is expected to continue to expand rapidly.

        The growing adoption of the World Wide Web represents an enormous opportunity for businesses to conduct commerce over the Internet. IDC estimates that commerce over the Internet will increase from approximately $32 billion worldwide in 1998 to approximately $130 billion worldwide in 2000.

THE INTERNET TRADING MARKET

        While companies initially focused on facilitating and conducting transactions between businesses over the Internet, a number of companies more recently have focused on facilitating a wide variety of business-to-consumer transactions. These companies typically use the Internet to offer standard products and services that can be easily described with graphics and text and do not necessarily require physical presence for purchase, such as books, compact discs, videocassettes, automobiles, home loans, airline tickets and online stock trading. The Internet gives these companies the opportunity to develop relationships with customers from a central location without having to make the significant investments required in traditional retail such as building local retail presences, managing a worldwide distribution infrastructure or developing the printing and mailing infrastructure associated with traditional direct marketing activities.

        Prior to the advent of E-Commerce, the exchange of goods between individuals, that is person-to-person trading, has been conducted through trading forums such as classified advertisements, collectibles shows, garage sales and flea markets or through intermediaries, such as auction houses and consignment shops. These are not necessarily efficient markets, making trading difficult for buyers and sellers. Such modes of trading are fragmented and regional in nature and make it more expensive for buyers and sellers to meet and exchange information and complete transactions. Prior to the spread of E-Commerce, buyers in the person-to-person trading market were limited to searching local classified advertising or traveling to geographically dispersed venues to find items of interest. These traditional markets have high transaction costs due to mark-ups and commissions. eBay, in its market analysis estimated this market to be $50 billion dollars in 1997.

        eBay was one of the earliest pioneers to change the person-to-person trading market by introducing its auction trading format. Since then other companies have followed suit, either modeling themselves after eBay or specializing in the auction of limited categories of items, such as computers, fitness/sports, and sports collectibles. Additionally, with the rise in popularity of the E-Commerce, some on-line auction houses limit their market to business to business auctions and to person to business auctions.

        While the auction market is dominated by eBay, it is growing and many participants believe that it is a market so large that it can sustain many Internet auction houses. When asked in May, 1999 about Amazon.com's move into on-line auction's, its President, Jeffrey P. Bezos stated, "[i] believe this is a large market, and there is room for two players to have critical mass. So it's not that somebody has to lose for us to win.... I think this is one of the most misunderstood things about E-commerce. There aren't going to be a few winners. There are going to be tens of thousands of winners. This is a big, huge, complicated space. And it's going to be as complex, with as much variety and as many winners, as the physical world. Further evidence of the auction market's breadth is the September 17, 1999 announcement that a network of Internet sites, including Microsoft Corporation and Lycos, Inc. are forming an online auction alternative to eBay, Inc. which will be launched on September 20, 1999. Fairmarket, Inc. creator of the auction network, indicated that it will function like a virtual warehouse to which nearly 100 sites will link their own auctions, in contrast to eBay's single marketplace.

/////


/////


/////


/////

THE COMPETITION

        The following table offers a comparison of the Company's business model with those of the Company's most likely competitors:

                             FULL LINE AUCTION SITES

                                                                                                Auction
Company            AcuBid.com       eBay             Amazon          uTrade       Yahoo         Universe       BoxLot
----------------   --------------   ---------------  -------------   ---------    ----------    ---------   -------------
Business           Business to      Person to        Person to       Person to    Person to     Person to   Person to
Model(1)           Person and       Person           Person and      Person       Person        Person      Person
                   Person to                         Business to
                   Person                            Person

Primary Focus(2)   General          General          General         General      General       General     General

Minimum Bid(3)     $25.00           $0.01            $1.00           $1.00        $1.00         $1.00       $1.00

Image Hosting      Free hosting     Not on           Not on          Not on       Not on        Not on      Not on
                   on Company       company          company         company      company       company     company
                   servers up to    servers          servers         servers      servers       servers     servers
                   500k

Chat (4)           Yes              Yes              No              No           Yes           Yes         No

House as           Yes              No               No              No           No            No          No
Seller(5)

Listing Fee        $2.00 per item   $0.25-2.00 per   $0.25-2.00      Free         Free          $0.25       Free
                                    item             per item

Sales Commission   2.0% selling     5% to $25.00;    5% to $25.00;   No sales     No sales      2.5%        5% to $50.00;
                   price            2.5% to          $1.25+2.5% to   commission   commission                2.5% $50.00+
                                    $1,000; 1.25%    $1000;
                                    $1000+           $25.63+1.25%
                                                     $1,000+

Footnotes to Table:

1.   Description of auction mode and includes main conduits of activity.

2. Primary focus of auction (as of date of filing) based upon number of active auctions, or products, or both.

3. Minimum bids are set by the auction house and thereafter chosen by the seller within house guidelines.

4. Chat rooms provided by auction house which allow users to comment upon Sellers, other Buyers, products and a wide range of topics.

5. Is the auction house also a seller, manufacturer or otherwise representing itself.

        Since the inception of its auction business in March, 1999, the Company has believed that the Internet "shopping portal" of the future will be a hybrid site: offering both Company owned inventory with full fulfillment capabilities and service, as well as simply providing the process to facilitate the venue to match buyers and sellers and charging a small commission to do so. This wisdom was borne out by the recent trends of the majors, eBay and Amazon.com to both cross over to the hybrid model: Amazon.com has moved into person-to-person auctions and eBay recent business move to explore fixed price and storefront sales.

        The Company seeks to distinguish itself in the Internet auction market from the competition by marketing Company owned collectibles directly to the public and seeking and offering only high end collectibles that can justify the Company's minimum bid of $25 in both the person-to-person auction format and the Company to person auction format. The Company believes that Company to Person transactions will give the Company the competitive edge because the Company will be able to acquire the collectible items significantly below the actual market value through contacts generated for the Company by its Advisory Board. The Company also believes that the active participation of the Advisory board in Chat rooms will distinguish the Company from the high volume low end auction sites. Additionally, the Company believes that it can be competitive in Company to Person transactions due to the buying power associated with the Company's current financial position. The Company seeks to distinguish itself from other Internet auction sits by limiting its site to high end collectibles and by offering an unconditional money back guarantee for Company owned inventory.

        Intellectual Property - The Company regards the protection of its copyrights, service marks, trademarks, trade dress and trade secrets as critical to its future success and relies on a combination of copyright, trademark, service mark and trade secret laws and contractual restrictions to establish and protect its proprietary rights in products and services. The Company has entered into confidentiality and invention assignment agreements with its employees and contractors, and nondisclosure agreements with its suppliers and strategic partners in order to limit access to and disclosure of its proprietary information. There can be no assurance that these contractual arrangements or the other steps taken by the Company to protects its intellectual property will prove sufficient to prevent misappropriation of the Company's technology or to deter independent third party development of similar technologies. The Company pursues the registration of its trademarks and service marks in the United States and internationally. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which the Company's services are made available online.

        The Company also relies on certain technologies that it licenses from third parties, such as Microsoft, Compaq, and Symantec, the suppliers of key database technology, the operating system and specific hardware components for the Company's business. There can be no assurance that these third party technology licenses will continue to be available to the Company on commercially reasonable terms. The loss of such technology could require the Company to obtain substitute technology of lower quality or performance standards or a greater const, which could materially adversely affect the Company's business, results of operations and financial condition.

        To date, the company has not been notified that its technologies infringe the proprietary rights of third parties, but there can be no assurance that third parties will not claim infringement by the Company with respect to past, current, or future technologies. The Company expects that participants in its markets will be increasingly subject to infringement claims as the number of services and competitors in the company's industry segment grows. Any such claim, whether meritorious or not, could be time consuming, result in costly litigation, cause service upgrade delays or require the Company to enter into royalty or licensing agreements. Such royalty or licencing agreements might not be available on terms acceptable to the Company or at all. As a result, any such claim could have a material adverse effect upon the Company's business, results of operations and financial conditions.

        Privacy Policy - The Company believes that issues relating to privacy and use of personal information relating to Internet users are becoming increasingly important as the Internet and its commercial use grow. The Company has adopted a detailed privacy policy that outlines how the Company uses information concerning its users and the extent to which other registered users may have access to this information. Users must acknowledge and agree to this policy when registering for the AcuBid.com service. The Company does not sell or rent any personally identifiable information about its users to any third party, however, the Company does disclose information to sellers and winning bidders that contains the seller's and winning bidder's name, email address and telephone number. The Company also uses information about its users for internal purposes only in order to improve marketing and promotional efforts, to analyze site usage statistically, and to improve content, product offerings and site layout.

        Government Regulation - The Company is not currently subject to direct federal, state or local regulation, and laws or regulations applicable to access to or commerce on the Internet, other than regulations applicable to businesses generally. However, due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security.

        Although sections of the Communications Decency Act of 1996 (the "CDA") that, among other things, proposed to impose criminal penalties on anyone distributing "indecent" material to minors over the Internet, were held to be unconstitutional by the U.S. Supreme Court, there can be no assurance that similar laws will not be proposed and adopted. Certain members of Congress have recently discussed proposing legislation that would regulate the distribution of "indecent" material over the Internet in a manner that they believe would withstand challenge on constitutional grounds. The nature of such similar legislation and the manner in which it may be interpreted and enforced cannot be fully determined and, therefore, legislation similar to the CDA could subject the Company and/or its customers to potential liability, which in turn could have an adverse effect on the Company's business, results of operations and financial condition. The adoption of any such laws or regulations might also decrease the rate of growth of Internet use, which in turn could decrease the demand for the AcuBid.com service or increase the cost of doing business or in some other manner have a material adverse effect on the Company's business, results of operations and financial condition.

        In addition, applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies.

        In addition, numerous states, including the State of California in which the Company's headquarters are located, have regulations regarding the manner in which "auctions" may be conducted and the liability of "auctioneers" in conducting such auctions. No legal determination has been made with respect to the applicability of the California regulations to the Company's business to date and little precedent exists in this area. The Company has complied with the auctioneer bonding requirements of the State of California. There can be no assurance, however, that a state will not attempt to impose other regulations upon the Company in the future or that such imposition will not have a material adverse effect on the Company's business, results of operations and financial condition.

        Several states have also proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has also recently settled a proceeding with one online service regarding the manner in which personal information is collected from users and provided to third parties. Changes to existing laws or the passage of new laws intended to address these issues, including some recently proposed changes, could create uncertainty in the marketplace that could reduce demand for the services of the Company or increase the cost of doing business as a result of litigation costs or increased service delivery costs, or could in some other manner have a material adverse effect on the Company's business, results of operations and financial condition.

        In addition, because the Company's services are accessible worldwide, and the Company facilitates sales of goods to users worldwide, other jurisdictions may claim that the Company is required to qualify to do business as a foreign corporation in a particular state or foreign country. The Company is qualified to do business in two states in the United States, and failure by the Company to qualify as a foreign corporation in a jurisdiction where it may be required to do so could subject the Company to taxes and penalties for the failure to qualify and could result in the inability of the Company to enforce contracts in such jurisdictions. Any such new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to the Company's business, could have a material adverse effect on the Company's business, results of operations and financial condition.

        The law relating to the liability of providers of online services for activities of their users on the service is currently unsettled. While the Company will not pre-screen the types of goods offered on AcuBid.com, the Company is aware that certain goods, such as alcohol, tobacco, firearms, adult material and other goods that may be subject to regulation by local, state or federal authorities. There can be no assurance that the Company will be able to prevent the unlawful exchange of goods on its service or that it will successfully avoid civil or criminal liability for unlawful activities carried out by users through the Company's service. The imposition upon the Company of potential liability for unlawful activities of users of the AcuBid.com service could require the Company to implement measures to reduce its exposure to such liability, which may require, among other things, the Company to spend substantial resources and/or to discontinue certain service offerings. Any costs incurred as a result of such liability or asserted liability could have a material adverse effect on the Company's business, results of operations and financial condition.

        In addition, the Company's success depends largely upon sellers reliably delivering and accurately representing the listed goods and buyers paying the agreed purchase price. The Company takes no responsibility for delivery of payment or goods to any user of the AcuBid.com service in person-to-person transactions. The Company anticipates that it will receive in the future, communications from users who did not receive the purchase price or the goods that were to have been exchanged. While the Company can suspend the accounts of users who fail to fulfill their delivery obligations to other users, the Company, beyond crediting sellers with the amount of their fees in certain circumstances, does not have the ability to otherwise require users to make payments or deliver goods and the Company does not and will not compensate users who believe they have been defrauded by other users.

        The Company may also from time to time receive complaints from buyers as to the quality of the goods purchased. With respect to Company to Person transactions, the Company has an unconditional 30 day return policy and believes that such a policy will be adequate to protect the Company from most problems associated with Company to Person transactions. With respect to Person-to-Person transactions, although the Company will attempt to reduce its liability to buyers for unfulfilled transactions or other claims related to the quality of the purchased goods, the Company may in the future receive requests from users requesting reimbursement or threatening legal action against the Company if no reimbursement is made. Any resulting litigation could be costly for the Company, divert management attention and could result in increased costs of doing business, or otherwise have a material adverse effect on the Company's business, results of operations and financial condition. Any negative publicity generated as a result of fraudulent or deceptive conduct by users of AcuBid.com could damage the Company's reputation and diminish the value of its name, which could have a material adverse effect on the Company's business, results of operations and financial condition.

        Other than Company owned inventory, the Company will not pre-screen the goods that are listed by users on AcuBid.com or the contents of their listings, which may include text and images. The Company anticipates that it will receive in the future, communications alleging that certain items sold through the AcuBid.com service infringe third-party copyrights, trademarks or other intellectual property rights. While the Company's user policy prohibits the sale of goods which may infringe third-party intellectual property rights and the Company is empowered to suspend the account of any user who infringes third-party intellectual property rights, there can be no assurance that an allegation of infringement will not result in litigation against the Company. Any such litigation could be costly for the Company and could result in increased costs of doing business, or could in some other manner have a material adverse effect on the Company's business, results of operations and financial condition.

        Employees - As of September 30, 1999, the Company had 12 employees: 3 senior executives responsible for contracting, procurement and purchasing, inventory oversight, and investor relations; 2 in customer/technical support; 5 in general office administration; a director of marketing; and, chief of technology. The Company has never had a work stoppage, and no employees are represented under collective bargaining agreements. The Company considers its relations with its employees to be good. The Company believes that its future success will depend in part on its continued ability to attract, integrate, retain and motivate highly qualified technical and managerial personnel. Competition for qualified personnel in the Company's industry and geographic location is intense, and there can be no assurance that the Company will be successful in attracting, integrating, retaining and motivating a sufficient number of qualified personnel to conduct its business.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

        AcuBid.com Inc., online auction house, is a new business direction of the Company. The business plan, conceived in February 1999, has the company competing for a share of the very exciting on line auction business dominated presently by EBAY, Amazon.com and Yahoo. On line auctions enable buyers and sellers of specified items to come together on an informal and entertaining manner and to conduct their business.

        The Company has raised $5,025,471 since the change in business direction in February 1999. The company has invested approximately $230,000 in equipment, $238,000 in inventory and, as of August 31, 1999 has spent approximately $432,000 on general administration and overhead. The Company has approximately $4 Million in cash on deposit in short term money market funds at federally insured financial institutions.

        At current operating rates the company can easily satisfy its cash pre-payments over the next 12 months and will have no need to raise additional funds. However, the Company's long term capital requirements will depend upon many factors, including, but not limited to, the rate of market acceptance of the Company's service, the Company's ability to develop, maintain and expand its user base, the level of resources required to expand the Company's marketing and sales organization and other factors, some of which may be beyond the Company's control. A slower than expected rate of acceptance of the Company's service or lower than expected revenues generated from the service, extra-ordinary costs associated with Company to Person transactions, would materially adversely affect the Company's liquidity. The Company has no commitments for additional financing, and there can be no assurances that any such additional financing would be available in a timely manner, or, if available, would be on terms acceptable to the Company.

        The Company derives income from listing fees, commissions received from the sale of items on it's site and from profits derived from purchases and sales of items from it's own account. The company estimates that it will take at least one operating year before enough items are listed in the various categories to generate enough revenues to meet operating costs. While the Company believes that it should also profit from the purchase and sale of inventory items (items purchased for the account of AcuBid.com, Inc.), there is however no way to project profits from these transactions at this point. It is also possible that inventory transactions may result in losses rather than gains due to acquisition costs, inventory management costs, and fulfillment cost. However, it is managements belief that the Company can be profitable selling only 10-15% of eBay's volume of items, relying on higher item prices and internal inventory.

        The company will incur no research and development costs over the next 12 months of operations. The company will require no significant additional equipment to meet user demand at foreseeable levels of operation. At some point additional servers and equipment will be required. At present levels of operations, the management does not believe that the number of key employees will change significantly within the next 12 months.

        The Company commenced operation of its online auction house, AcuBid.com, on August 2, 1999. Since that time the company has focused on establishing commercial relationships with sellers of collectibles. Management believes that once enough items are registered for sale, buyers will be attracted to the site. When that occurs, levels of commissions and profits from Company owned inventory will grow.

        It is premature to estimate operating margins at this early stage of operations. Although there are some industry figures available (eBay) since we are involved in inventory purchases as well, it would be misleading to use figures from other companies.

        The Company's initial thrust has been in sports and stamps. This trend will change and management believes that antiques may well ultimately dominate the number of items for sale and the potential buyers, since there are more antique items available for collection than any other.

        The Company has not realized any significant operating revenue to date. Since the Company has no historical operating revenues to gauge future operating revenues upon, it is uncertain as to what level of revenue the Company may achieve in the next year.

        Year 2000 Issues Many current installed computer systems and software products are coded to accept only two digit entries in the date code field and cannot reliably distinguish dates beginning on January 1, 2000 from dated prior to the year 2000. Many companies' software and computer systems may need to be upgrade or replaced in order to correctly process dates beginning in 2000 and to comply with the

"Year 2000" requirements. The Company has reviewed its internal programs and has determined that there are no significant Year 2000 issues within the Company's systems or services. However, the Company utilizes third-party equipment and software that may not be Year 2000 compliant although the Company believes that the third-party systems that are material to its business are Year 2000 compliant based on representations made by these suppliers. Failure of such third-party equipment or software to process properly dates to the year 2000 and thereafter could require the Company to incur unanticipated expenses to remedy any problems, which could have a materially adverse effect on the Company's business, results of operations and financial condition.

ITEM 3. DESCRIPTION OF PROPERTY

        Effective June 1, 1999, the Company began leasing 3,081 square foot of prime office space in the very desirable Pacific Ridge Complex in Carlsbad, California. The Company obtained the space at $1.60 per square foot, $0.30-0.40 per square foot below market. The lease is for three years, with renewal and expansion options. The Company believes that this space will provide adequate working space and environment for the technical and administrative needs of the Company and will provide the necessary high tech profile to meet with experts in the field and other interested parties. The Company believes that this office space will be adequate to meet its needs for the immediate future. Long-range future growth can be accommodated by leasing additional space nearby.

        On May 25, 1999, the Company entered into an agreement with Level 3 Communications to secure space and bandwidth for the housing of its main Web site server operations in San Diego, California. server. Pursuant to its agreement, the Company is required to pay Level 3 Communications $1800.00 per month which will increase as the bandwidth increases with growth.

/////


/////


/////


/////

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth, as of September 30,1999 (except as otherwise indicated by footnote), certain information with respect to the number of shares of Common Stock of the Company beneficially owned by (i) each officer and director of the Company; (ii) each person known to beneficially own more than 5% of the Company's Common Stock; and, (iii) all executive officers and directors as a group:

                                         Common Stock(1)
                               -------------------------------
Name or Group (2)              Number of Shares     % of Class
-------------------------      ----------------     ----------
Directors: (3)
        John Irvine              150,000               2.40%
        Lawrence Schaffer        346,000(4)(9)         5.53%
        Michael Schaffer         369,500(5)(9)         5.91%
        Norman Schwartz          202,000(6)            3.23%
        Waddy Stephenson         130,000(7)            2.08%

Officers:
        John Irvine              150,000               2.40%
        Lawrence Schaffer        346,000(4)(9)         5.53%
        Michael Schaffer         369,500(5)(9)         5.91%
        Norman Schwartz          202,000(6)            3.23%
        Richard Schwartz          10,000(8)            0.16%
        Waddy Stephenson         130,000(7)            2.08%

Officers and Directors
as a Group:                    1,207,510              19.33%

5% Beneficial Owners:(9)
        Michael Schaffer         369,500(5)            5.91%
        Lawrence Schaffer        346,000               5.53%

(1) Based on a total of 6,248,151 shares outstanding as of September 15, 1999 and includes Common Stock beneficially owned plus, where applicable, Common Stock issuable upon exercise of outstanding stock options, warrants, and/or convertible notes held only by the person or group indicated that are fully exercisable or exercisable within 60 days after September 15, 1999.

(2) The persons named in the table have sole voting and investment power with respect to all shares shown to be beneficially owned by the, subject to community property laws, where applicable, and the information contained in the footnotes to this table. Unless otherwise indicated, the business address for persons listed in the table is 1947 Camino Vida Roble, Suite 102, Carlsbad, California 92008.

(3) This table does not include stock ownership of the Company's Advisory Board, who do not exercise control and have no role in the management of the Company. Common Stock owned by members of the Advisory Board beneficially own, including Common Stock issuable upon exercise of outstanding stock options, warrants, and/or convertible notes held that are fully exercisable or exercisable within 60 days after September 15, 1999 is as follows: Kurt Bevacqua - 200,000 shares (additionally, Mr. Bevacqua was granted 50,000 shares of stock); Johnny Bench - 20,000; Yogi Berra - 30,000; Joe Morgan - 45,000 shares; Rollie Fingers - 35,000 shares; and, Neil Salkind - 15,000 shares.

(4) Includes 100,000 shares of Common Stock issuable upon exercise of stock options exercisable at $0.45 per share.

(5)  Includes 59,000 shares of Common Stock held in escrow.

(6) Includes 100,000 shares of Common Stock issuable upon exercise of stock options exercisable at $0.45 per share.

(7) Includes 100,000 shares of Common Stock issuable upon exercise of stock options exercisable at $0.45 per share.

(8) The Company has entered into an agreement with Mr. Richard Schwartz granting him 5000 shares of Common Stock on each of September 1, 1999, December 1, 1999, and March 1, 2000. Additionally, the agreement provides that Mr. Schwartz is to receive a qualified stock option to purchase 50,000 shares of Common Stock at an exercise price of $3.00 per share, expiring on July 1, 2001. Although the Board of Directors has adopted an Incentive Stock Option Plan, it has not been approved by the shareholders and the option granted to Mr. Schwartz is contingent on that approval. Mr. Schwartz stock ownership listed in the table reflects the 5000 shares of Common Stock already received as well as the 5000 shares of Common Stock due on December 1, 1999.

(9) In August, 1999, pursuant to a private placement offering, the Company issued 3,950,000 share of Convertible Preferred Stock which is convertible 1 share of the preferred into 0.66 shares of Common Stock beginning on February 2, 2000.

     Assuming that all 3,950,000 was converted on that date and no additional Common Stock was issued., there would be 8,678,851 shares of Common Stock outstanding. In that event, Lawrence Schaffer and Michael Schaffer would no longer be holders of 5% or more of the outstanding Common Stock; however, there would be two purchasers of the preferred shares that would hold in excess of 5% of the outstanding Common Stock. Andora Holdings Ltd., a Bahamian corporation whose address is c/o Lennox Paton, Devonshire House, Queen Street, Nassau, Bahamas, purchased 750,000 shares of the preferred stock which would convert into 499,950 shares of Common Stock which would constitute 5.76% of Common Stock outstanding, assuming all shares of the preferred were converted. The Canadian Commercial Workers Industry Pension Plan, whose address is 125 Queens Plate Drive, Suite 220, Etobicoke, Ontario, Canada M9W6V1 purchase 1,250,000 shares of the preferred stock which would convert into 832,500 shares of Common Stock which would constitute 9.59% of Common Stock outstanding, assuming all shares of the preferred were converted. For further information on the private placement of these preferred shares, see Part II, Item 4, Recent Sales of Unregistered Securities.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The Company's Directors and Executive Officers are as follows:

NAME                       AGE         POSITION
----                       ---         --------
Lawrence Schaffer          31          Director, and  President

Michael Schaffer           57          Director, and Chief Executive Officer

Norman Schwartz            56          Director, Chief Financial Officer, and
                                       Vice President of Finance

John Irvine                48          Director

Waddy Stephenson           39          Director and Vice President of
                                       Technical Development

Richard Schwartz           36          Vice President of Marketing

Biographies of Directors and Executive Officers and Key Employees.

        MICHAEL A. SCHAFFER - 57, Chief Executive Officer. Mr. Schaffer received a Bachelor of Arts degree from Hunter College in 1964 and a Juris Doctorate from Brooklyn Law School in 1967 and was admitted to the practice of law in the State of New York in 1967 and practiced law through 1974. From 1972 to 1974, Mr. Schaffer owned an interest in a broker dealer with offices in New York, New York and Los Angeles, California. From 1975, Mr. Schaffer has been a private investor. Since 1970, Mr. Schaffer has had a high degree of involvement with collectibles, such as rare stamps. Mr. Schaffer is one of the founders of WebGalaxy, Inc., a non-reporting, publicly traded Internet service provider based in Carlsbad, California.

        LAWRENCE C. SCHAFFER - 31, President. Bachelor of Arts, University of Arizona, 1991. Employed in the brokerage industry in New York as a stockbroker for four years at Guntal & Company, Janney Montgomery Scott and Natwest Investor Services. Mr. Schaffer also has experience in administration and marketing for several small-cap public companies. Mr. Schaffer has served as President of the Company when it was known as International AcuVision Systems, Inc. since 1994. Mr. Schaffer is one of the founders of WebGalaxy, Inc., a non-reporting publicly traded Internet service provider based in Carlsbad, California.

        NORMAN A. SCHWARTZ - 56, Director, Chief Financial Officer, and Vice President of Finance. Mr. Schwartz receive a Juris Doctorate degree from the University of Arizona and a Master of Laws in Taxation from New York University and was formerly a staff member in the Office of the Chief Counsel of the Internal Revenue Service in Washington, D.C. Subsequently, Mr. Schwartz was principal and Chief Executive Officer of Oxford Financial Corporation of Phoenix, Arizona and was Chief Executive Officer and director of American Lube Centers of Houston, Texas, one of the largest franchisees of Jiffy Lube International. Mr. Schwartz is currently an officer and director of AmeriTrust, an estate planning and financial planning firm.

        JOHN S. IRVINE - 48 Director. BA & MBA, Western University, Toronto Canada. John is President of both Affinity TeleSystems Inc. of Canada and U.S.A. Affinity TeleSystems. Affinity is a marketing management company in the telecommunications field with strong affiliation to the labor movement. Prior to founding Affinity, Mr. Irvine was employed in senior management positions in the Banking and Office products industries. Mr. Irvine is an officer and director of WebGalaxy, Inc., a non-reporting publicly traded Internet service provider based in Carlsbad, California.

        WADDY STEPHENSON - 39, Director, Vice President of Technical Development. Mr. Stephenson received a Bachelors Degree in Computer Science and Mathematics from the University of North Florida in 1985. Mr Stephenson has worked on client/server based application for the past fifteen years. Since 1986, Mr. Stephenson has worked on Internet based applications for both commercial and Government agencies, including DirecTv, InfusionCom, and the United States Marine Corps.

        RICHARD SCHWARTZ - 36, Vice President, Marketing. Bachelor of Arts, University of Southern California. MBA, University of Southern California. Consumer Marketing experience includes Marketing Manager for both The Upper Deck Company and Nestle USA. Mr. Schwartz also worked for Macy's California as a Group Sales Manager and in other merchandising management roles.

        Michael Schaffer and Lawrence Schaffer are father and son, respectively. Norman Schwartz and Richard Schwartz do not share a familial relationship. All directors hold office until the next annual meeting of the shareholders and until their successors are elected. Officers serve at the discretion of the Board of Directors and their salaries are subject to review and adjustment from time to time by the Board.

        At present, there are no committees of the Board. There are no arrangements or understanding between any director and any other person pursuant to which any person was elected or nominated as a director.

        The Company's Bylaws provide that the size of the Board of Directors shall be between 1 and 7 members with the exact number within that range determined from time to time by resolution of the Board of Directors. There are presently 5 authorized positions as members of the Board, none of which are vacant. Norman Schwartz and Lawrence Schaffer were elected at the last annual meeting of shareholders held in March, 1999. The remaining directors were appointed to the Board to serve until the next annual meeting.

ITEM 6. EXECUTIVE COMPENSATION

        The following Summary Compensation Table indicates the cash compensation, as well as other compensation, paid or accrued, for the period

September 1, 1998 through August 31, 1999 to the Officers and Directors of the Company. Other than as set forth herein, no executive officer's salary and bonus exceeded $100,000 in the applicable period. The following information includes the dollar value of base salaries bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

                                                                     Long Term Compensation
                                                       -------------------------------------------------
                        Annual Compensation                      Awards                    Payouts
               -----------------------------------     -------------------------    --------------------
(a)            (b)     (c)         (d)     (e)         (f)           (g)            (h)        (i)

                                           Other                     Securities
Name                                       Annual      Restricted      Under-                  All Other
and                                        Compen-       Stock          lying         LTIP      Compen-
Principal              Salary     Bonus    sation       Award(s)      Options/       Payouts    sation
Position       Year      ($)       ($)       ($)          ($)          SARs(#)         ($)        ($)
------------   ----    -------    -----    -------     ----------    -----------    --------   ---------
Michael
Schaffer       1999    $25,000    -0-      -0-         100,000       -0-            -0-        -0-
CEO
Director

Lawrence
Schaffer       1999    $25,000    -0-      $5172(1)     50,000       100,000        -0-        -0-
President
Director

Norman         1999    $34,000    -0-      -0-          50,000       100,000        -0-        -0-
Schwartz
CFO &
VP Finance
Director

Waddy          1999    $33,332    -0-      -0-          30,000       100,000        -0-        -0-
Stephenson
VP Technical
Director

Richard        1999    $13,500    -0-      -0-          15,000        50,000         -0-        -0-
Schwartz
VP Marketing

John           1999      -0-      -0-      -0-         100,000       100,000        -0-        -0-
Irvine
Director

(1) With the exception of the $5172 payable to Lawrence Schaffer for a car allowance, no amounts are shown in the table with respect to any other perquisites paid to any named officer because the aggregate amount of such perquisites (e.g. auto allowance) did not exceed the lesser of (i) $50,000 or (ii) 10% of the total annual salary and bonus of any named officer.

STOCK OPTIONS

             Option/SAR Grants in the Period 9/1/98 through 8/31/99
-------------------------------------------------------------------------------
(a)           (b)                (c)                  (d)            (e)
              Number of          % of Total
              Securities         Options/SARs
              Underlying         Granted to           Exercise or
              Options/SARs       Employees in         Base           Expiration
Name          Granted (#)        Fiscal Year(4)       Price ($/Sh)   Date
------------  ------------       --------------       ------------   ----------
Michael
Schaffer        -0-              N/A                  N/A            N/A

Lawrence
Schaffer(1)     100,000          13.4%                $0.45          3/15/01

Norman
Schwartz(1)     100,000          13.4%                $0.45          3/15/01

Waddy
Stephenson(1)   100,000          13.4%                $0.45          3/15/01

John
Irvine(2)       100,000          13.4%                $0.45          3/15/01

Richard
Schwartz (3)     50.000           6.7%                $3.00          7/01/01


(1) Represents options to acquire 100,000 shares of stock at $0.45 per share which is 100% vested.

(2) Mr. Irvine has exercised his option.

(3) Although the Board of Directors has adopted an Incentive Stock Option Plan, it has not been approved by the shareholders and the option granted to Mr. Schwartz is contingent on that approval.

(4) This calculation includes options issued to members of the Advisory Board.

        The Board of Directors has approved an Incentive Equity Plan and a Stock Option Plan for Non-Employee Directors, however, the Plans have not been approved by the Shareholders. Currently, stock options and stock compensation award may be granted to employees, officers and directors form time to time at the discretion of the Board of Directors. See, "Stock Option and Compensation Plans" below.

             Aggregated Option/SAR Exercises in the Last Fiscal Year
                      and Fiscal Year End Option/SAR Values

(a)               (b)                 (c)                    (d)                  (e)
                                                             Number of
                                                             Securities           Value of
                                                             Underlying           Unexercised
                                                             Unexercised          In-the-Money
                                                             Options/SARs         Options/SARs
                                                             at FY-End(#)         at FY-End($)

                  Shares Acquired                            Exercisable/         Exercisable/
Name              on Exercise(#)      Value Realized($)      Unexercisable        Unexercisable
-------------     ---------------     -----------------      -------------        -------------
Michael
Schaffer          N/A                 N/A                    N/A                  N/A

Lawrence
Schaffer(1)       -0-                 -0-                    100,000/             $217,000/

Norman
Schwartz(1)       -0-                 -0-                    100,000/             $217,000/

Waddy
Stephenson(1)     -0-                 -0-                    100,000/             $217,000/

John
Irvine(2)         100,000             $217,000               N/A                  N/A

Richard
Schwartz(3)       -0-                 -0-                    0/50,000             0/0

        The value of unexercised in-the-money options is based upon a fair market value of the stock on August 31, 1999 of $2 5/8, the closing price in the OTC market on that date.

        The Company currently does not have any compensation plans involving long-term incentive or deferred pension or profit sharing plans for it executive officers. The Board of Directors has approved an Incentive Equity Plan and a Stock Option Plan for Non-Employee Directors, however, the Plans have not been approved by the

Shareholders. Currently, stock options and stock compensation award may be granted to employees, officers and directors form time to time at the discretion of the Board of Directors. See, "Stock Option and Compensation Plans" below.

        Employment Agreements

        On April 26, 1999, the Company entered into a one year employment agreement with Waddy Stephenson, the Company's Vice President of Technical Development commencing on May 1, 1999. The Company will pay Mr. Stephenson $8,333.33 per month or $100,000 for the year. Pursuant to the agreement, Mr. Stephenson received 30,000 shares of Common Stock for services previously rendered and an option to purchase 100,000 shares of the Company's common stock at $0.45 per share. The Company anticipates that at the end of the one year term, it will enter into a new employment agreement with Mr. Stephenson.

        The Company has entered into a one year employment agreement with Mr. Richard Schwartz, Vice President of Marketing, commencing on August 1, 1999. The Company will pay Mr. Richard Schwartz $7,000.00 per month or $84,000 per year. Pursuant to the agreement, Mr. Schwartz was granted 5000 shares of Common Stock on each of September 1, 1999, December 1, 1999, and March 1, 2000. Additionally, the agreement provides that Mr. Schwartz is to receive a qualified stock option to purchase 50,000 shares of Common Stock at an exercise price of $3.00 per share, expiring on July 1, 2001. There are no other terms affecting Mr. Schwartz employment.

        Compensation of Directors

        Officers of the Company receive no additional compensation for their services as directors. Directors of the Company currently receive no cash compensation for their attendance at Board meetings except reimbursement for travel expenses. Although no other compensation is currently contemplated for directors of the Company, the Board reserves the right to change its policy as to compensation of directors from time to time based upon the financial condition of the Company, future performance and other relevant factors.

        Stock Option Plans

        Effective August, 1999, the Company adopted two stock option plans: the 1999 Incentive Equity Plan (the "Incentive Plan") and the 1999 Stock Option Plan For Non-employee Directors (the "Directors Plan"). Options granted under these plans are subject to approval of the stockholders at the next annual meeting. To date no options have been granted under the Directors Plan.

        The Incentive Equity Plan

        The following general description of certain features of the Incentive Plan is qualified in its entirety by reference to the Incentive Plan. The purpose of the Incentive Plan is to enable the Company to attract officers and other key employees and consultants and to provide them with appropriate incentives and rewards for superior performance. The Incentive Plan affords the Company the ability to respond to changes in the competitive and legal environments by providing the Company with greater flexibility in key employee and executive compensation. This plan is designed to be an omnibus plan allowing the company to grant a wide range of compensatory awards including stock options, stock appreciation rights, restricted stock, deferred stock and performance shares or units. The Incentive Plan is intended to encourage stock ownership by recipients by providing for or increasing their proprietary interests in the Company, thereby encouraging them to remain in the Company's employment. The Incentive Plan has been prepared to comply with all applicable tax and securities laws, including Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and state and federal tax laws.

        Subject to adjustment as provided in the Incentive Plan, the number of shares of Common Stock that may be issued or transferred, plus the amount of shares of Common Stock covered by outstanding awards granted under the Incentive Plan, shall not in the aggregate exceed 1,500,000 shares. The number of Performance Units granted under the Incentive Plan shall not in the aggregate exceed 100,000. The number of shares of Common Stock granted under the Incentive Plan to any individual in any calendar year shall not in the aggregate exceed 100,000.

        Officers, including officers who are members of the Board of Directors, and other key employees of and consultants to the Company may be selected by the Committee (as defined below) to receive benefits under the Incentive Plan.

        The Incentive Plan authorizes the granting of options to purchase shares of Common Stock ("Option Rights"), stock appreciation rights ("Appreciation Rights"), restricted shares ("Restricted Shares"), deferred shares ("Deferred Shares"), performance shares ("Performance Shares") and performance units ("Performance Units").

        Option Rights. The Committee may grant Option Rights that entitle the optionee to purchase shares of Common Stock at a price less than, equal to or greater than market value on the date of grant. The option price is payable at the time of exercise (i) in cash or cash equivalent, (ii) by the transfer to the Company of shares of Common Stock that are already owned by the optionee and have a value at the time of exercise equal to the option price, (iii) with any other legal consideration the Committee may deem appropriate or (iv) by any combination of the foregoing methods of payment. Any grant may provide for deferred payment of the option price from the proceeds of sale through a broker on the date of exercise of some or all of the shares of Common Stock to which the exercise relates. The Committee has the authority to specify at any time that Restricted Shares or other shares of Common Stock which are subject to risk of forfeiture or restrictions on transfer will be accepted for part or all of the option price. In such event, the Committee may provide that the shares of Common Stock received upon exercise of the stock option will not be subject to the same risks of forfeiture or restrictions on transfer which applied to the shares used as payment for the option price. The Committee may also provide that additional Option Rights will automatically be granted to an optionee upon the exercise of Option Rights.

        Option Rights granted under the Incentive Plan may be Option Rights that are intended to qualify as incentive stock options ("ISOs") within the meaning of Section 422 of the Internal Revenue Code of 1986 ("Code") or Option Rights that are not intended to so qualify. The Incentive Plan permits the granting of incentive stock options or non-qualified stock options at the discretion of the Committee. The exercise price for nonqualified stock options granted may not be less than 85% of the fair market value per share of Common Stock on the date of grant. The exercise price for ISOs may not be less than the fair market value per share of Common Stock on the date of grant, and ISOs granted to persons owning more than 10% of the Company's voting stock must have an exercise price of not less than 110% of the fair market value per share of Common Stock on the date of grant. All options granted must be exercised within ten years of grant, except that ISOs granted to 10% or more stockholders must be exercised within five years of grant. The aggregate market value (as determined as of the date of grant) of the Common Stock for which any optionee may be awarded ISOs which are first exercisable by such optionee during any calendar year may not exceed $100,000. At or after the date of grant of any non-qualified Option Rights, the Committee may provide for the payment of dividend equivalents to the optionee on a current, deferred or contingent basis or may provide that dividend equivalents be credited against the option price.

        Each grant must specify the conditions, including as and to the extent determined by the Committee, the period or periods of continuous employment or continuous engagement of consulting services of the optionee by the Company or any subsidiary, or the achievement of Management Objectives (as defined in the Incentive Plan), that are necessary before the Option Rights will become exercisable, and may provide for the earlier exercise of the Option Rights, including, without limitation, in the event of a change in control of the Company or other similar transaction or event. Successive grants may be made to the same optionee regardless of whether Option Rights previously granted to him or her remain unexercised.

        Appreciation Rights. Appreciation Rights granted under the Incentive Plan may be either free-standing or granted in tandem with Option Rights. An Appreciation Right represents the right to receive from the Company the difference ("Spread"), or a percentage thereof not in excess of 100 percent, between the base price per share of Common Stock in the case of a free-standing Appreciation Right, or the option price of the related Option Right in the case of a tandem Appreciation Right, and the market value of the Common Stock on the date of exercise of the Appreciation Right. Tandem Appreciation Rights may only be exercised at a time when the related Option Right is exercisable and the Spread is positive, and the exercise of a tandem Appreciation Right requires the surrender of the related Option Right for cancellation.

        A free-standing Appreciation Right must have a base price that is at least equal to the fair market value of a share of Common Stock on the date of grant, must specify the conditions, including as and to the extent determined by the Committee, the period of continuous employment or continuous engagement of consulting services, or the achievement of Management Objectives, that are necessary before the Appreciation Right becomes exercisable (except that it may provide for its earlier exercise, including, without limitation, in the event of a change in control of the Company or other similar transaction or event) and may not be exercised more than 10 years from the date of grant. Any grant of Appreciation Rights may specify that the amount payable by the Company upon exercise may be paid in cash, shares of Common Stock or a combination thereof, and the Committee may either reserve or grant to the recipient the right to elect among those alternatives. The Committee may provide with respect to any grant of Appreciation Rights for the payment of dividend equivalents thereon in cash or Common Stock on a current, deferred or contingent basis.

        Restricted Shares. An award of Restricted Shares involves the immediate transfer by the Company to a participant of ownership of a specific number of shares of Common Stock in consideration of the performance of services or, as and to the extent determined by the Committee, the achievement of Management Objectives. The participant is entitled immediately to voting, dividend and other ownership rights in the shares. The transfer may be made without additional consideration from the participant or in consideration of a payment by the participant that is less than the market value of the shares on the date of grant, as the Committee may determine.

        Restricted Shares must be subject to a "substantial risk of forfeiture" within the meaning of Section 83 of the Code for a period to be determined by the Committee. An example would be a provision that the Restricted Shares would be forfeited if the participant ceased to serve the Company as an officer or other key employee during a specified period of years. In order to enforce these forfeiture provisions, the transferability of Restricted Shares will be prohibited or restricted in a manner and to the extent prescribed by the Committee for the period during which the forfeiture provisions are to continue. The Committee may provide for a shorter period during which the forfeiture provisions are to apply, including, without limitation, in the event of a change in control of the Company or other similar transaction or event.

        Deferred Shares. An award of Deferred Shares constitutes an agreement by the Company to deliver shares of Common Stock to the participant in the future in consideration of the performance of services, subject to the fulfillment of such conditions during the Deferral Period (as defined in the Incentive Plan) as the Committee may specify. During the Deferral Period, the participant has no right to transfer any rights under the award and no right to vote the shares covered by the award. On or after the date of any grant of Deferred Shares, the Committee may authorize the payment of dividend equivalents thereon on a current, deferred or contingent basis in either cash or additional shares of Common Stock. Grants of Deferred Shares may be made without additional consideration from the participant or for consideration in an amount that is less than the market value of the shares on the date of grant. Deferred Shares must be subject to a Deferral Period, as determined by the Committee on the date of grant, except that the Committee may provide for a shorter Deferral Period, including, without limitation, in the event of a change in control of the Company or other similar transaction or event.

        Performance Shares and Performance Units. A Performance Share is the equivalent of one share of Common Stock, and a Performance Unit is the equivalent of $1.00. A participant may be granted any number of Performance Shares or Performance Units. The participant will be given one or more Management Objectives to meet within a specified period ("Performance Period") which may be subject to earlier termination, including, without limitation, in the event of a change in control of the Company or other similar transaction or event. A minimum level of acceptable achievement will also be established by the Committee. If by the end of the Performance Period the participant has achieved the specified Management Objectives, he or she will be deemed to have fully earned the Performance Shares or Performance Units. If the participant has not achieved the Management Objectives but has attained or exceeded the predetermined minimum level of acceptable achievement, he or she will be deemed to have partly earned the Performance Shares or Performance Units in accordance with a predetermined formula. To the extent earned, the Performance Shares or Performance Units will be paid to the participant at the time and in the manner determined by the committee in cash, shares of Common Stock or any combination thereof, and the Committee may either grant to the recipient or retain the right to elect among these alternatives. At or after the date of grant of any Performance Shares, the Committee may provide for the payment of dividend equivalents to the optionee on a current, deferred or contingent basis.

        Management Objectives mean the achievement of performance objectives established pursuant to the Incentive Plan. The Committee may adjust Management Objectives and related minimum acceptable levels of achievement if events or transactions have occurred after the date an award was granted that are unrelated to the performance of the participant and result in distortion of the Management Objectives or the related minimum levels. Management Objectives may be described in terms of either Company-wide objectives or objectives that are related to the performance of the individual participant or the division, subsidiary, department or function within the Company or a subsidiary in which the participant is employed or with respect to which the participant provides consulting services.

        No Option Right, or other "derivative security" within the meaning of Rule 16b-3 under the Exchange Act, is transferable by a participant except by will or the laws of descent and distribution. Option Rights and Appreciation Rights may not be exercised during a participant's lifetime except by the participant or, in the event of his or her incapacity, by his or her guardian or legal representative acting in a fiduciary capacity on behalf of the participant under state law and court supervision.

        The maximum number of shares of Common Stock that may be issued or transferred under the Incentive Plan, the number of shares covered by outstanding awards and the option prices or base prices per share applicable thereto, are subject to adjustment in the event of stock dividends, stock splits, combinations of shares, recapitalization, mergers, consolidations, spin-offs, reorganizations, liquidations, issuances of rights or warrants, and similar transactions or events. In the event of any such transaction or event, the Committee may in its discretion provide in substitution for any or all outstanding awards under the Incentive Plan such alternative consideration as it may in good faith determine to be equitable in the circumstances and may require the surrender of all awards so replaced.

        The Incentive Plan is to be administered by a committee ("Committee") of the Board of Directors which shall consist of not less than two directors, each of whom is a "disinterested person" within the meaning of Rule 16b-3 under the Exchange Act. In connection with its administration of the Incentive Plan, the Committee is authorized to interpret the Incentive Plan and related agreements and other documents. The Committee may make grants to participants under any or a combination of all of the various categories of awards that are authorized under the Incentive Plan. The Committee may with the concurrence of the affected participant cancel any agreement evidencing an award granted under the Incentive Plan. In the event of any such cancellation, the Committee may authorize the granting of a new award under the Incentive Plan in such manner, at such price and subject to such other terms, conditions and discretion as would have been applicable under the Incentive Plan had the canceled award not been granted. The Committee may also grant any award or combination of awards authorized under the Incentive Plan, including without limitation an award that as granted prior to the adoption of the Incentive Plan, and any such award or combination of awards so granted under the Incentive Plan may or may not cover he same number of shares of Common Stock as had been covered by the canceled award and will be subject to such other terms, conditions and discretion as would have been permitted under the Incentive Plan had the canceled award not been granted.

        The Incentive Plan may be amended from time to time by the Committee, but without further approval by the Stockholders of the Company no such amendment (unless expressly allowed pursuant to the adjustment provisions described above) may (i) increase the aggregate number of shares that may be issued or transferred plus the amount of shares covered by outstanding awards, or increase the aggregate number of Performance Units that may be granted thereunder or (ii) otherwise cause Rule 16b-3 under the Exchange Act to cease to be applicable to the Incentive Plan.

        The Directors Plan

        The following general description of certain features of the Directors Plan is qualified in its entirety by reference to the Directors Plan. The Directors Plan is intended to encourage outside Directors of the Company to own shares of the Company's stock and thereby to align their interests more closely with the interests of the other stockholders of the Company, to encourage the highest level of outside Director performance by providing such Directors with a direct interest in the Company's attainment of its financial goals, and to provide financial incentives that will help attract and retain the most qualified outside Directors.

        The Directors Plan will be administered by a committee ("Committee") of the Board of Directors, consisting of not less than two members of the Board. Only members of the Board of Directors who are not employees of the Company (each a "Director") will be eligible to participate in the Directors Plan. For purposes of the Directors Plan, an "employee" is a person whose compensation from the Company is subject to withholding under the Internal Revenue Code of 1986.

        Subject to adjustment as described below, the number of shares issued or transferred, plus the number of shares covered by outstanding options under the Directors Plan shall not exceed 250,000 shares of Common Stock. Shares of Common Stock covered by an option, which is canceled or terminated, will again be available to be issued or to be the subject of a stock option granted under the Directors Plan.

        Each nonemployee Director of the Company, who is a Director on the effective date of the Directors Plan is granted an immediate option to purchase 3,000 shares of Common Stock, and will also receive automatic grants of additional options to purchase 3,000 shares of Common Stock on the first day after each succeeding annual meeting thereafter for so long as he or she continues to serve as a Director. Individuals becoming Directors after the effective date of the Directors Plan receive an immediate option to purchase 3,000 shares of Common Stock, and will also receive automatic grants of additional options to purchase 3,000 shares of Common Stock on the first day following the next annual stockholder's meeting thereafter, for so long as he or she continues to serve as a Director, provided that he or she has served as a Director for at least six months prior thereto.

        The exercise price of the options granted is equal to the fair market value per share of Common Stock on the date of grant. Options granted under the Directors Plan shall become exercisable to the extent of 20% of the Common Shares subject thereto on the Date of Grant and to the extent of an additional 20% of the Common Shares subject thereto after each of the first four anniversaries of such date, for so long as the Optionee continues to serve as a member of the Board. To the extent exercisable, each Nonqualified Option shall be exercisable in whole or in part from time to time.

        In the event a grantee ceases to be a Director of the Company, vested options granted to nonemployee Directors must be exercised within three months after the Director's termination (in the event that termination was due to other than death or disability), or one year after termination (in the event that termination was due to death or disability), or by the tenth anniversary of the date of grant, whichever occurs first. All awards under the Directors Plan may be only non-qualified stock options.

        The purchase price of stock options granted under the Directors Plan may be paid in cash, shares of Common Stock held by the optionee for at least six months, or a combination thereof. Shares of Common Stock issued pursuant to the Directors Plan may be authorized but unissued shares or treasury shares. Fractional shares will not be issued in connection with the exercise of a stock option, and cash in lieu thereof will be paid by the Company.

        Upon a Change in Control, all Option Rights that would become exercisable through the Company's next annual stockholders' meeting following a Change in Control will become immediately exercisable in full. If any event or series of events constituting a Change in Control is abandoned, the effect thereof will be null and the exercisability of Option Rights will be governed by the provisions of the Directors Plan described above. The Directors Plan defines a Change in Control as the occurrence of any of the following events: (i) execution by the Company of an agreement for the merger, consolidation or reorganization into or with another corporation or other legal person, unless as a result of such transaction not less than a majority of the combined voting power of the then-outstanding securities of such corporation or person immediately after such transaction are held in the aggregate by holders of securities entitled to vote generally in the election of Directors of the Company ("Voting Securities") immediately prior to such transaction; (ii) execution by the Company of an agreement for the sale or other transfer of all or substantially all of its assets to another corporation or legal person, unless as a result of such transaction not less than a majority of the combined voting power of the then-outstanding securities of such corporation or legal person immediately after such transaction is held in the aggregate by the holders of Voting Securities of the Company immediately prior to such transaction; (iii) a report is filed on Schedule 13D or Schedule 14D-1 disclosing that any person (other than a person who holds more than 10% of the Common Stock on the date of consummation of the Offering) has or intends to become the beneficial owner of a majority or more of the combined voting power of the then-outstanding Voting Securities; (iv) during any period of two consecutive years, individuals who at the beginning of any such period constitute at least a majority thereof (each Director first elected or first nominated for election by a vote of at least two-thirds of the Directors then in office who were Directors of the Company at the beginning of any such period being deemed to have been a Director of the Company at the beginning of such period); or (v) the Company adopts a plan for the liquidation or dissolution of the Company other than pursuant to a merger, consolidation or reorganization which would not constitute a Change in Control, as described in clause (i) above.

        The Committee will make or provide for adjustments to the maximum number of shares issuable pursuant to the Directors Plan, the number and kind of shares of Common Stock or other securities that are covered by outstanding options, and the option price applicable to outstanding options as the Committee will in good faith determine to be equitably required to prevent dilution or expansion of the rights of optionees which would otherwise result from any stock dividend, stock split, combination of shares, recapitalization or other change in the capital structure of the Company, any merger, consolidation, spin-off, split-off, spin-out, split-up, reorganization, partial or complete liquidation or other distribution of assets, issuance of warrants or other rights to purchase securities or any other corporate transaction or event having an effect similar to any of the foregoing.

        The Board may at any time amend or terminate the Directors Plan. Notwithstanding the foregoing, (i) except for the adjustments described above, without the approval of the stockholders of the Company, no such amendment will increase the maximum number of shares covered by the Directors Plan, materially modify the requirements as to eligibility for participation in the Directors Plan, or otherwise cause the Director Plan or any grant, award or election made pursuant thereto to cease to satisfy any applicable condition of Rule 16b-3 promulgated under the Exchange Act, (ii) no such amendment will cause any Director to fail to qualify as a "disinterested person" within the meaning of Rule 16b-3, (iii) provisions relating to the amount and price of securities to be awarded ant the timing of awards under the Director Plan will not be amended more than once every six months, other than to comport with changes in the Code, the Employment Retirement Income Security Act, or the rules promulgated thereunder and (iv) no amendment or termination will adversely affect any outstanding award without the consent of the Director holding such award.

        No Option Rights may be granted under the Directors Plan more than ten years after the date of approval of the Directors Plan by the Company's stockholders.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        No relationship or related transactions exist of the type required to be reported under this Item 7.

ITEM 8. DESCRIPTION OF SECURITIES

        Common Stock

        The Company's authorized capital stock consists of 50,000,000 shares of Common Stock, $.001 par value, of which 5,698,151 were outstanding on September 15, 1999. Holders of shares of Common Stock are entitled to one vote for each share on all matter to be voted on by the stockholders. Holders of Common Stock have no cumulative voting rights. Holders of shares of Common Stock are entitled to share ratably in dividend, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive rights to purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock. All of the outstanding shares of common Stock are fully paid and non-assessable. The Company has never paid cash dividends on its Common Stock.

        Preferred Stock

        The Company's Articles of Incorporation authorize the issuance of 10,000,000 shares of preferred stock, $0.001 par value. The Company's Board of

Directors has authority, without action by the shareholders, to issue all or any portion of the authorized but unissued preferred stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series.

        The Company currently has outstanding 3,950,000 shares of Series A Preferred Stock with a stated value of $1.00 per share. The Series A Preferred Stock will pay interest at the rate of 6% per annum calculated on the $1.00 per share stated value. The interest is payable on the first of each of August and February commencing February 1, 2000. Holders of the Series A Preferred will not be entitled to vote at meetings of shareholders.

        Commencing on February 1, 2000, holders of the Series A Preferred Stock can convert all or part of the preferred shares into Common Stock, as described above in the following timetable and the following amounts:

                Time of Conversion                                    Number of Common Shares to be Issued
------------------------------------------------------           --------------------------------------------
During the Period February 2, 2000 up to and including            0.66 Common Shares for each Preferred Share
January 31, 2001

During the period February 1, 2001 up to and including            0.40 Common Shares for each Preferred Share
January 31, 2002

During the period February 1, 2002 up to and including           0.285 Common Shares for each Preferred Share
January 31, 2003

During the period February 1, 2003 up to and including            0.20 Common Shares for each Preferred Share
January 31, 2004

        After August 1, 2004, the Company has the right to redeem any or all of the Series A Preferred shares by paying the holder of the Preferred $1.00 per share together with any unpaid accrued interest. If such redemption is not for all of the shares, then the redemption will be pro rata.

        Pursuant to a formula, the conversion price of the Series A Preferred shares will be adjusted in the event of a Common Share reorganization defined as: i) a Common Stock dividend; ii) a distribution of Common Stock to holders of Common Stock; iii) a stock split; or, iv) a reverse stock split. In the event of such Common Stock reorganization, the Conversion Price for the Series A Preferred will be proportionately adjusted by multiplying the Conversion Price by the quotient of the number of shares outstanding before the Common Stock reorganization divided by the number of Common Shares outstanding after the Common Stock reorganization .

        In the event that the Company files a Registration Statement with the

Securities and Exchange Commission (the "Commission"), to register any of its equity securities, the holders of the Series A Preferred Shares have "piggyback" rights to register for resale any Common Stock. In such event, all Preferred Share will be converted into Common Shares effective as of the date of the registration statement. Such shares to be registered are subject to a pro rata reduction or exclusion from the offering at the request of the managing underwriter.

        At the time of the conversion of the Preferred Shares into Common Stock, the Series A Preferred shareholders will receive one common share purchase warrant for each two Common Shares issued at the time of the conversion. On and after February 1, 2000, each common share purchase warrant will entitle the shareholder to purchase one Common Share (a "Warrant Share") at an exercise price of $2.00 per Warrant Share from and including February 1, 2000, up to and including July 31, 2004. The warrants expire at the close of business July 31, 2004.

        The Preferred Shares can only be transferred to another holder with the consent of the Company's Board of Directors.

                                    PART II.

ITEM 1. Market Price of and Dividend on the Registrant's Common Equity and Related Stockholder Matters.

        The Company's Common Stock has been publicly traded in the over-the-counter market and quoted on the Nasdaq electronic OTC Bulletin Board since March, 1999 under the trading symbol, "EBID". Prior to that, the Company's stock traded on the Vancouver Stock Exchange since February, 1985 and since August 26, 1997, the Company's stock has traded in the over-the-counter market and quoted on the OTC Bulletin Board under the symbol IACV The OTC Bulletin Board is an electronic quotation service that displays real-time quotes, last sale prices and volume information in certain and domestic foreign issuers whose securities are traded in the over-the-counter market.

        No dividends on the Company's Common stock have been declared or paid since the Company's inception. The Company currently intends to retain earnings to finance the growth and development of its business and does not anticipate paying cash dividends on its Common Stock in the foreseeable future. As of September 15, 1999 there were approximately 3203 holders of record of the Company's Common Stock and 20 holders of the Company's Series A Convertible Preferred Stock.

        Although a limited volume of trading occurred, to the best of the Company's knowledge there was little active trading in the over-the-counter market between September 1, 1998 and March, 1999. The following states the range of high and low bid prices for the each quarter of the last two fiscal years:

Calendar Quarter Ending(1)            High                 Low
--------------------------            -------              -------
November 30, 1997                     $0.63                $0.50
February 28, 1998                     $0.5625              $0.25
May 31, 1998                          $0.25                $0.1875
August 31, 1998                       $0.1875              $0.10
November 30, 1998                     $0.10                $0.04
February 28, 1999                     $0.20                $0.04
May 31, 1999 (2)                      $4.25                $0.20
August 31, 1999                       $8.00                $2.50

(5) The High/Low bid prices for each quarter of the last fiscal year was obtained from Nasdaq Trading and Market Services. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

(6) At the Company's annual meeting on March 15, 1999, the Company's authorized common shares was consolidated from 20,000,000 common shares $.001 par value into 10,000,000 common shares $.001 par value, such that every two old common shares were consolidated into one new common share. The Board of Directors was authorized if it deemed appropriate, to later increase the number of common shares which the Company is authorized to issue 50,000,000 common shares $.001 par value. Subsequent to Annual General Meeting, the Board of Directors authorized a change in the name of the Company of AcuBid.com, Inc, an increase in the authorized shares to 50,000,000, Accordingly, prices reflected above for the period November 30, 1997 through February 28, 1999 have been adjusted to reflect the effect of the 2 to 1 consolidation.

        Pursuant to NASD Eligibility Rule 6530 (the "Rule") issued on January 4, 1999, issuers who do not make current filings pursuant to Sections 13 and 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") are ineligible for listing on the Nasdaq Over-the-Counter Bulletin Board ("OTCBB"). Pursuant to the Rule, issuers who are not current with such filings are subject to having the quotation of their securities removed from the OTCBB pursuant to a phase in schedule depending on each issuer's trading symbol as reported on January 4, 1999 and thereafter may quote its Common

Stock on the National Quotation Bureau "Pink Sheets." As previously discussed, the Company's phase in schedule, the Company is subject to having the quotation of its securities removed from the OTCBB on December 15, 1999, until the Company becomes compliant with the Rule. One month prior to having the quotation of their securities removed from the OTCBB, non complying issuers will have their trading symbol appended with an "E".

        The Company is not currently in compliance with the Rule, and in the past, has not made filings pursuant to Sections 13 and 15(d) of the Exchange Act. The Company has filed this Registration Statement on Form 10SB in or to become a reporting company and therefore comply with the Rule. However, the Company will remain subject to having quotation of its securities removed from the OTCBB on December 15, 1999 and trading of its securities thereafter on the Pink Sheets, until such time as the Securities and Exchange Commission
(the "Commission") has reviewed the Company's Form 10SB and has stated that it has no further comments. Should the Commission fail to clear all comments prior to December 15, 1999, quotation of the Company's securities will be removed from the OTCBB and thereafter traded on the Pink Sheets until such time as the Registration Statement is cleared by the Commission. Once the Company has complied with the Rule, it will once again become eligible for quotation on the OTCBB and will seek to be reinstated on the OTCBB or other appropriate exchange.

ITEM 2. Legal Proceedings.

        As of the date of this filing, there are no material legal proceedings pending.

ITEM 3. Changes in and Disagreements with Accountants.

        From September 2, 1997, until March, 1999, the Company's accountant's were Elliot Tulk Pryce Anderson ("Elliot Tulk"), 750 W. Pender, Suite 1101 Vancouver, B.C. V6C2T8. During this period of time, the Company's stock was traded on the Vancouver Stock Exchange and the Company was required to have its financial statements audited in accordance with Canadian accounting principles. The Company voluntarily delisted its stock on the Vancouver Stock Exchange on March 15, 1999 and terminated the services of Elliot Tulk Pryce Anderson. This action was approved by the Company's Board of Directors.

        Elliot Tulk's report on the financial statements for each of the fiscal years ending August 31, 1998 and August 31, 1997 did not contain an adverse opinion or disclaimer of opinion, nor was it modified as to uncertainty, audit scope, or accounting principles. There were no disagreements with Elliot Tulk on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

        The Company then retained Kelly & Company, 3931 MacArthur Boulevard, Suite 205, Newport Beach, California 92660 to re-audit the Company's financial statements for fiscal years ending August 31, 1998 and August 31, 1997 in accordance with United States Generally Accepted Accounting Principles. The Company subsequently terminated the services of Kelly & Company as their auditors. This action was approved by the Company's Board of Directors.

        Kelly & Company's report on the financial statements for each of the fiscal years ending August 31, 1998 and August 31, 1997 did not contain an adverse opinion or disclaimer of opinion, nor was it modified as to uncertainty, audit scope, or accounting principles. There were no disagreements with Kelly & Company on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

        On October 7, 1999, the Company engaged the firm of Israeloff Trattner & Company, 11 Sunrise Plaza, Valley Stream , New York 11580 as principal accountants to audit the Company's financial statements. The Company did not consult Israeloff Trattner & Company on any matter required to be reported in this Item.

ITEM 4. Recent Sales of Unregistered Securities.

        During the last three years, the Company has sold the following securities without registering them under the Securities Act of 1933 (the "Securities Act"):

        In 1996, the Company sold 100,000 shares of its Common Stock at $0.60 per share with non-transferable warrants to purchase and additional 100,000 shares any time through January 15, 1997 at an exercise price of $0.70 Canadian per share ($0.52 U.S. at the date of issuance). In January, 1997, prior to expiration, the warrants to purchase 100,000 shares were exercised, and the Company realized proceeds of $51,128.

        During fiscal year 1997, options to purchase 113,750 shares of Common Stock were exercised, from which the Company realized $79,810.

        In April, 1997, the Company issued 20,000 shares of its Common Stock in settlement of $30,660 owed to a vendor.

        In April, 1997, the Company issued a total 24,790 shares of its Common

Stock to an employee and two officers in satisfaction of unpaid salaries of $37,000 owed to these individuals. The market value of the shares issued in satisfaction exceed the amounts owed by $10,433.

        In April, 1997, the Company sold 100,000 units in a private placement at $1.66 Canadian per unit ($1.20 U.S. per unit at the date of issuance). Each unit consisted of one share of the Company's common stock and one transferable common stock purchase warrant. The warrants were exercisable immediately, and each warrant entitled the holder to purchase one share of common stock at a price of $1.66 Canadian per share ($1.20 U.S. per share at the date of issuance) through February 14, 1998 and $ 1.92 Canadian per share ($1.20 U.S. per share at the date of issuance ) thereafter through February 14, 1999. Total proceeds from this offering was $120,177. As of August 31, 1998 all of these warrants were outstanding and expired in February, 1999.

        In fiscal year 1996, the Company granted options to purchase 212,500 shares of is Common Stock to officers, directors, and employees of the Company, which expired in January and May, 1998. Exercise prices ranged from $0.70 the $1.58 Canadian per share ($0.66 to $1.16 U.S. per share at the date of grant). Options to purchase 98,750 shares of Common Stock expired in fiscal year 1998.

        In fiscal year 1997, the Company granted options to purchase 235,000 shares of Common Stock to directors and officers of the Company, which expired in June and July 1999. Exercise prices ranged from $0.70 to $3.70 Canadian per share ($1.02 to $2.72 U.S. per share at the date of the grant). Options to purchase 75,000 shares were canceled in fiscal year 1997, and options to purchase 160,000 shares were canceled in fiscal year 1998.

        In fiscal year 1998, the Company granted options to purchase 50,000 shares of the Company's Common Stock to an employee of the Company which were to expire in September 1999. The exercise price was $1.60 Canadian per share ($1.44 U.S. per share at the date of the grant). All of these options were canceled in fiscal year 1998.

        In November, 1997, the Company issued debentures totaling $125,000 to three individuals for $100,000 cash and the retirement of a $25,000 payable to an officer. The debentures bear interest at 10% per annum, payable quarterly and commenced on March 1, 1998. Principal payments began on February 15, 1998 at the greater of 10% of the original principal amount per month or 50% of the gross proceeds received from the sale of products during each month until paid. This offering was deemed exempt under the Section 4(2) of Securities Act of 1933. The debentures were issued with detachable, non-transferable warrants to purchase additional shares of the

Company's Common Stock at one share for each $1.00 Canadian of debenture principal amount. The warrants to purchase 87,500 post split Common Shares were exercisable anytime for $0.80 Canadian per share through November 30, 1998, and $0.92 Canadian per share through November 30, 1999, at which time they expire. At the date of the transaction, this represented warrants to purchase 87,500 post-split common shares at $0.56 U.S. and $0.66 U.S. per share through these respective dates. Of the warrants outstanding in 1999, a warrant to purchase 52,500 shares of Common Stock at $0.66 U.S. was exercised in August, 1999 and warrants to exercise the purchase of 35,000 shares are still outstanding. As of August 31, 1998, the debentures were in default and were subsequently satisfied.

        In March, 1999, the Company in settlement of certain debentures and a note payable and related accrued interest in the amount of $78,980, to two of the Company's officers and directors and another individual, issued 300,000 shares of the Company's Common Stock. This offering was deemed exempt under the
Section 4(2) of Securities Act.

        In March, 1999, the Company issued 57,100 shares of its Common Stock to employees and consultants, including the Company's previous attorneys and agreed to issued the Company's current attorney 10,000 shares of Common Stock, in exchange for services already rendered. This offering was deemed exempt under the Section 4(2) of Securities Act.

        In March, 1999, the Company issued 280,000 shares of its Common Stock to its officers and directors. This offering was deemed exempt under the Section 4(2) of Securities Act.

        In March, 1999, the Company issued 70,000 shares of its Common Stock to members of the Advisory Board. This offering was deemed exempt under the Section 4(2) of Securities Act.

        In March, 1999, the Company issued options to purchase 400,000 shares of its Common Stock at $0.45 per share to officers and directors. This offering was deemed exempt under the Section 4(2) of Securities Act. These options were immediately exercisable.

        In March, 1999, the Company issued options to purchase 225,000 shares of its Common Stock at $0.45 per share to members of the Advisory Board. This offering was deemed exempt under the Section 4(2) of Securities Act. These options were immediately exercisable.

        In March, 1999, the Company issued options to purchase 20,000 shares of its Common Stock at $0.45 per share to employees/consultants. This offering was deemed exempt under the Section 4(2) of Securities Act. These options were immediately exercisable.

        In April, 1999, the Company issued 1000 shares of its Common Stock to an employee/consultants, in exchange for services already rendered. This offering was deemed exempt under the Section 4(2) of Securities Act.

        In May, 1999, the Company issued options to purchase 25,000 shares of its Common Stock at $1.75 per share to a member of the Advisory Board. This offering was deemed exempt under the Section 4(2) of Securities Act. These options were immediately exercisable.

        In May, 1999, the Company issued options to purchase 15,000 shares of its Common Stock at $2.50 per share to an employee/consultant. This offering was deemed exempt under the Section 4(2) of Securities Act. These options were immediately exercisable.

        In July, 1999, the Company agreed to issue 10,000 shares of its Common Stock to a consultants, in exchange for services already rendered. This offering was deemed exempt under the Section 4(2) of Securities Act.

        In July, 1999, the Company issued 30,000 shares of its Common Stock to a member of the Advisory Board. This offering was deemed exempt under the Section 4(2) of Securities Act.

        In August, 1999, the Company agreed to issued 20,000 shares of its Common Stock to a member of the Advisory Board. This stock has not yet been issued and will be deemed exempt under the Section 4(2) of Securities Act.

        In August, 1999, the Company issued options to purchase 50,000 shares of its Common Stock at $3.00 per share to an officer. This offering was deemed exempt under the Section 4(2) of Securities Act. These options were immediately exercisable.

        In October, 1999, the Company issued options to purchase 10,000 shares of its Common Stock at $2.00 per share to a member of the Advisory Board. This offering was deemed exempt under the Section 4(2) of Securities Act. These options were immediately exercisable.

        In October, 1999, the Company agreed to issued 15,000 shares of its Common Stock to two members of the Advisory Board. This stock has not yet been issued and will be deemed exempt under the Section 4(2) of Securities Act.

        In March, 1999, the Company sold 111 units at $4500 per unit in a Regulation D, Rule 504 private placement offering to 49 investors. Each unit consisted of 10,000 shares of Common Stock at $0.45 per share and one Warrant to purchase 10,000 shares of Common Stock at $0.45 per share. The warrants were exercisable at any time and expired April 1, 2001. All warrants issued were exercised. Accordingly the Company issued 2,220,000 of its Common Stock, and received total proceeds of $999,000.

        In July, 1999, the Company sold 395 units at $10,000 per unit. Each unit consisted of 10,000 shares of 6% convertible preferred stock and warrants to purchase shares of Common Stock. Dividends are payable semi-annually. Each preferred share is convertible into .666 common shares in the first year, .4 shares in the second year, and .285 shares thereafter. No preferred share can be converted until on or after February 1, 1999. At the time of the conversion of the Preferred Shares into Common Stock, the Series A Preferred shareholders will receive one common share purchase warrant for each two Common Shares issued at the time of the conversion. On and after February 1, 2000, each common share purchase warrant will entitle the shareholder to purchase one Common Share (a "Warrant Share") at an exercise price of $2.00 per Warrant Share from and including February 1, 2000, up to and including July 31, 2004. The warrants expire at the close of business July 31, 2004. This offering was deemed exempt pursuant to Rule 506 of Regulation D and was sold to 20 investors, all of which were accredited. The Company raised $3,950,000 in this offering.

ITEM 5. Indemnification of Directors and Officers.

        The Company's Certificate of Incorporation authorizes the Company to indemnify its officers and directors to the full extent permitted by Delaware law and to enter into agreements for that purpose. The Company has agreed to enter into indemnification agreements with its officers and directors which will provide for indemnification for all liability, damages and costs or expenses arising from or in connection with service for, employment by, or other affiliation with the Company to the maximum extent permitted by law. Delaware law permits indemnification if a director or officer acts in good faith in a manner reasonable believed to be in, or not opposed to, the best interest of the corporation. A director or officer must be indemnified as to any matter in which he or she successfully defends himself or herself. Indemnification is prohibited as to any matter in which the director or officer is adjudge liable to the corporation. The Company may advance expenses for indemnification in any proceeding subject to the condition that if, when and to the extent that a final judicial determination is made to the effect that the officer or director is not permitted to be so indemnified under applicable law, the Company will be entitled to be reimbursed for all amounts previously advance for such expenses.

        The Company does not currently have, but reserves the right to purchase and maintain, directors and officers insurance insuring its directors and officers against any liability arising out of their status as such, regardless of whether the Company has the power to indemnify such persons against such liability under applicable law.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

        Section 102 (b)(7) of the Delaware General Corporation Law, as enacted on July 1, 1986 and subsequently amended, states that a Delaware corporation's certificate of incorporation may include provisions to the effect that directors of the Company shall not be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, relating to prohibited dividends or distributions or the repurchase or redemption of stock, or (iv) for any transaction from which the director derives and improper personal benefit. The Company's certificate of incorporation includes provisions of the type permitted by Section 102(b)(7).

PART F/S:

                                 ACUBID.COM INC.
                (FORMERLY INTERNATIONAL ACUVISION SYSTEMS, INC.)

                              FINANCIAL STATEMENTS
                                   (UNAUDITED)

                        AS OF JUNE 30, 1999 AND 1998 AND
             FOR THE TEN MONTH PERIODS ENDED JUNE 30, 1999 AND 1998

                                 ACUBID.COM INC.
                (FORMERLY INTERNATIONAL ACUVISION SYSTEMS, INC.)

                        INDEX TO THE FINANCIAL STATEMENTS
             FOR THE TEN MONTH PERIODS ENDED JUNE 30, 1999 AND 1998
                                   (UNAUDITED)

Accountants' Disclaimer Opinion ..............................................1

Financial Statements for AcuBid.Com Inc. (Unaudited):

     Balance Sheet, June 30, 1999 and 1998 ...................................2

     Statements of Operations
        For the Ten Month Periods Ended June 30, 1999 and 1998 ...............3

     Statements of Shareholders' Equity
        For the Ten Month Periods Ended June 30, 1999 and 1998 ...............4

     Statements of Cash Flows
        For the Ten Month Periods Ended June 30, 1999 and 1998 ...............5

Notes to the Financial Statements (Unaudited) ................................7

                         Accountants' Disclaimer Report


To the Board of Directors of
AcuBid.Com, Inc.

The accompanying balance sheet of AcuBid.Com, Inc. (formerly International AcuVision Systems, Inc.) (the "Company") as of June 30, 1999, and the related statements of operations, shareholders' equity, and cash flows for the ten month periods ended May 31, 1999 and 1998, were not audited by us and, accordingly, we do not express an opinion on them.

/S/ Kelly & Company
--------------------------
    Kelly & Company

Newport Beach, California
August 6, 1999

                                 ACUBID.COM INC.
                (FORMERLY INTERNATIONAL ACUVISION SYSTEMS, INC.)

                                 BALANCE SHEETS
                                   (UNAUDITED)
                                  JUNE 30, 1999

                                     ASSETS

                                                                       1999
                                                                    -----------
Current assets:
    Cash                                                            $   807,471
    Accounts receivable, net of allowance
     for doubtful accounts                                                   25
    Inventory                                                            81,136
    Prepaid expenses and deposits                                         6,444
                                                                    -----------
        Total current assets                                            895,076

Property and equipment, net of accumulated depreciation                  80,296
                                                                    -----------
TOTAL ASSETS                                                        $   975,372
                                                                    ===========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

    Accounts payable                                                $    47,316
    Accrued liabilities                                                  41,378
    Capital lease payable                                                 5,733
    Due to related parties                                               31,913
TOTAL CURRENT LIABILITIES                                               126,340
                                                                    -----------
Commitments and contingencies

Shareholders' equity:

    Common stock; par value of $0.001 per share;
     50,000,000 shares authorized, 5,629,901 and
     2,639,301 shares issued and outstanding at
     periods ended June 30, 1998 and 1997                                 5,631
    Additional paid-in capital                                        8,829,667
    Accumulated deficit                                              (7,986,266)
                                                                    -----------
TOTAL SHAREHOLDERS' EQUITY                                              849,032
                                                                    -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                          $   975,372
                                                                    ===========


  The accompanying footnotes are an integral part of the financial statements.
                       See accountants' disclaimer report.

                                 ACUBID.COM INC.
                (FORMERLY INTERNATIONAL ACUVISION SYSTEMS, INC.)

                            STATEMENTS OF OPERATIONS
             FOR THE TEN MONTH PERIODS ENDED JUNE 30, 1999 AND 1998
                                   (UNAUDITED)

                                                      1999             1998
                                                  -----------       -----------
Net sales                                             --            $   158,135
Cost of sales                                     $       320           104,465
                                                  -----------       -----------

    Gross profit                                         (320)           53,670
                                                  -----------       -----------
Operating costs and expenses:
    Selling, general and administrative               177,085           265,021
    Depreciation                                          463             6,034
                                                  -----------       -----------

        Total operating costs and expenses            177,548           271,055
                                                  -----------       -----------
Loss from operations                                 (177,868)         (217,385)
Other expenses                                       (925,110)              749
                                                  -----------       -----------
Loss before provision for income
 taxes and extraordinary item                      (1,102,978)         (218,134)
Provision for income taxes                               (800)             (800)
Extraordinary gain on settlement of debt               72,745           --
                                                  -----------       -----------
NET LOSS                                          $(1,031,033)      $  (218,934)
                                                  ===========       ===========

NET LOSS PER SHARE, BASIC AND DILUTED             $     (0.28)      $     (0.08)
                                                  ===========       ===========


  The accompanying footnotes are an integral part of the financial statements.
                       See accountants' disclaimer report.

                                 ACUBID.COM INC.
                (FORMERLY INTERNATIONAL ACUVISION SYSTEMS, INC.)

                       STATEMENTS OF SHAREHOLDERS' EQUITY
                                   (UNAUDITED)
             FOR THE TEN MONTH PERIODS ENDED JUNE 30, 1999 AND 1998
                                   (UNAUDITED)

                                                         Common         Common        Paid-in       Accumulated
                                                         Shares         Stock         Capital         Deficit              Total
                                                        ---------      -------       ----------     -------------       -----------
BALANCE, AUGUST 31, 1998                                2,639,301        2,640        6,734,352       (6,955,233)         (218,241)

    Shares issued for services rendered                   416,000          416          186,784               --           187,200

    Sale of stock in private placement offering         1,100,000        1,100          498,400               --           499,500

    Exercise of stock purchase warrants                 1,052,500        1,053          526,481               --           527,534

    Exercise of stock options                             100,000          100           44,900               --            45,000

    Shares issued in satisfaction of debt                 322,100          322          149,050               --           149,372

    Options granted on common stock to employees
      and directors for services                               --           --          689,700               --           689,700

    Net loss                                                   --           --               --       (1,031,033)       (1,031,033)
                                                        ---------      -------       ----------      -----------         ---------
BALANCE, JUNE 30, 1999                                  5,629,901      $ 5,631       $8,829,667      $(7,986,266)         $849,032
                                                        =========      =======       ==========      ===========         =========

  The accompanying footnotes are an integral part of the financial statements.
                       See accountants' disclaimer report.

                                 ACUBID.COM INC.
                (FORMERLY INTERNATIONAL ACUVISION SYSTEMS, INC.)

                            STATEMENTS OF CASH FLOWS
             FOR THE TEN MONTH PERIODS ENDED JUNE 30, 1999 AND 1998
                                   (UNAUDITED)

                                                                  1999            1998
                                                              -----------       -----------
Cash flows from operating activities:
     Net  loss                                                $(1,031,033)      $  (218,934)
     Adjustments to reconcile net loss to net cash
      provided by operating activities:
         Depreciation                                                 463             6,035
         Uncollectable accounts                                        --                --
         Amortization of debt discount                              7,588            10,626
         Shares issued for services                               187,200                --
         Value of stock options issued for services               689,700                --
         Extraordinary gain on settlement of debt                 (72,745)               --
         Debt settlement expense                                   56,015                --
     Decrease (increase) in assets:

         Accounts receivable                                       11,540             1,943
         Inventory                                                (71,337)           65,547
         Prepaid expenses and deposits                             (4,930)            6,459
     Increase (decrease) in liabilities:

         Accounts payable                                         (33,137)            4,489
         Accrued liabilities                                       10,157           (11,086)
         Due to related parties                                    18,123            27,090
                                                              -----------       -----------
CASH USED IN OPERATING ACTIVITIES                                (232,396)         (107,831)
                                                              -----------       -----------
Cash flows used in investing activities:

     Purchase of property and equipment                           (42,035)               --
                                                              -----------       -----------
CASH USED IN INVESTING ACTIVITIES                                 (42,035)               --
                                                              -----------       -----------
Cash flows provided by (used in) financing activities:

     Proceeds from debentures to shareholders                          --           100,000
     Payment on debentures to shareholders                             --            (7,500)
     Proceeds from exercise of warrants                           527,531                --
     Proceeds from exercise of options                             45,000                --
     Proceeds from issuance of stock - private placement          499,500                --
                                                              -----------       -----------
CASH PROVIDED BY FINANCING ACTIVITIES                           1,072,031            92,500
                                                              -----------       -----------
NET INCREASE (DECREASE) IN CASH                                   797,600           (15,331)
CASH AT BEGINNING OF PERIOD                                         9,871            62,134
                                                              -----------       -----------
CASH AT END OF PERIOD                                         $   807,471       $    46,803
                                                              ===========       ===========

  The accompanying footnotes are an integral part of the financial statements.
                       See accountants' disclaimer report.

                                 ACUBID.COM INC.
                (FORMERLY INTERNATIONAL ACUVISION SYSTEMS, INC.)

                            STATEMENTS OF CASH FLOWS
             FOR THE TEN MONTH PERIODS ENDED JUNE 30, 1999 AND 1998
                                   (UNAUDITED)

                Supplemental Disclosure of Cash Flow Information

                                                        1999             1998
                                                     ---------         ---------
Cash paid during the period for:
     Interest                                        $     --          $  1,250
     Income taxes                                    $     --          $  1,330

      Supplemental Schedule of Non-Cash Investing and Financing Activities

Assets purchased:
     Assets                                          $ 38,945                 $
     Liabilities incurred                            $(38,945)                $

Common shares issued for settlement of debt:
     Accounts payable                                $ 18,357          $     --

     Debenture payable to officer                    $ 25,000          $     --

     Debenture payable to shareholder                $ 50,000          $     --
     Common stock                                    $   (322)         $     --
     Additional paid-in capital                      $(93,035)         $     --

  The accompanying footnotes are an integral part of the financial statements.
                       See accountants' disclaimer report.

                                 ACUBID.COM INC.
                (FORMERLY INTERNATIONAL ACUVISION SYSTEMS, INC.)

                        NOTES TO THE FINANCIAL STATEMENTS
             FOR THE TEN MONTH PERIODS ENDED JUNE 30, 1999 AND 1998
                                   (UNAUDITED)

1.   BASIS OF PRESENTATION

     In the opinion of the Company, the accompanying unaudited condensed financial statements contain all adjustments, consisting of only normal recurring adjustments, except as noted elsewhere in the notes to the condensed financial statements, necessary to present fairly its financial position as of June 30, 1999 and the results of its operations and cash flows for the ten months ended June 30, 1999 and 1998. These statements are condensed and therefore do not include all of the information and footnotes required by generally accepted accounting principals for complete financial statements. The statements should be read in conjunction with the consolidated financial statements and footnotes included in the Company's Annual Report for the year ended August 31, 1998. The results of operations for the ten months ended June 30, 1999 are not necessarily indicative of the results to be expected for the full year.

2.   DESCRIPTION OF COMPANY'S BUSINESS

     AcuBid.Com Inc. (the "Company") was formed in Canada in 1983. It was subsequently incorporated under the laws of the State of Delaware on September 15, 1993. The Company is in the business of developing, marketing and selling vision training equipment. The Company owns a patent regarding the above equipment and software and has expensed all costs in developing the patent and prototypes. In March 1999, the Company changed its name from International AcuVision Systems, Inc. to AcuBid.Com Inc. and expanded its business objective to include the development of a premier website to facilitate the buying and selling of high end collectibles. The Company will maintain an inventory of rare and hard to find items, which it will auction to the public over its website. In addition, the Company intends to act as a broker to provide a venue for sellers and dealers to display their collectibles to potential purchasers throughout the world via the AcuBid.Com website.

3.   DUE TO RELATED PARTIES

     During the ten month period ended June 30, 1998, the Company rented office space and utilized administrative services from an entity owned by two officers of the Company. Total rent and administrative expense charged to the Company was $1,300 for the ten month periods ended June 30, 1998. In January 1999, the Company moved its offices. No rent or administrative expenses were charged to the Company for the four months prior to relocation.

                       See accountants' disclaimer report.

                                 ACUBID.COM INC.
                (FORMERLY INTERNATIONAL ACUVISION SYSTEMS, INC.)

                  NOTES TO THE FINANCIAL STATEMENTS, CONTINUED
             FOR THE TEN MONTH PERIODS ENDED JUNE 30, 1999 AND 1998
                                   (UNAUDITED)

4.   DEBENTURES PAYABLE

     In November 1997, the Company issued debentures totalling $125,000 to three individuals for $100,000 in cash and the retirement of a $25,000 note payable to an officer. The debentures bear interest at 10% per annum, payable quarterly commencing on March 1, 1998. Principal payments began on February 15, 1998 at the greater of 10% of the original principal amount per month or 50% of the gross proceeds received from the sale of products during each month until paid.

     The debentures were issued with detachable, non-transferable warrants to purchase additional shares of the Company's common stock at one share for each $1.00 Canadian of the principal amount. The warrants were exercisable anytime at $0.40 Canadian per share through November 30, 1998, and $0.46 Canadian per share through November 30, 1999, at which time they expire. At the date of the transaction, this represented warrants to purchase 87,500 post-split common shares at $0.56 U.S. and $0.66 U.S. per share through these respective dates. The proceeds from the issuance of the debentures were allocated between the fair value of the debentures and the fair value of the warrants, and a related discount of $26,250 was recognized. The discount is amortized on an effective interest method over the life of the debentures. The unamortized discount at June 30, 1998 was $10,624.

     In March 1999, the Company retired two of the debentures and related accrued interest totalling approximately $78,980 for the issuance of 200,000 shares of its common stock. The remaining debenture with a principal balance of $67,500 was forgiven by the debenture holder and an extraordinary gain of $72,745, consisting of principal plus accrued interest, was recognized.

5.   NOTE PAYABLE TO SHAREHOLDER

     Note payable to a shareholder for $25,000, with an interest rate of 10% per annum, was collateralized by all assets of the Company, with interest payable semiannually, due July 25, 1998. In March 1999, the note payable and related accrued interest totalling approximately $26,417, was retired for the issuance of 100,000 shares of the Company's common stock.

     Interest expense for the ten month periods ended June 30, 1999 and 1998 was $13,043 and $12,953, respectively.


                       See accountants' disclaimer report.

                                 ACUBID.COM INC.
                (FORMERLY INTERNATIONAL ACUVISION SYSTEMS, INC.)

                  NOTES TO THE FINANCIAL STATEMENTS, CONTINUED
             FOR THE TEN MONTH PERIODS ENDED JUNE 30, 1999 AND 1998
                                   (UNAUDITED)

6.   COMMITMENTS

     Product License Agreement

     In June 1996, the Company entered into a Product License Agreement with Bausch & Lomb B.V., Corporation ("Bausch & Lomb"), which granted the Company an exclusive license to manufacture and sell Eye Hand and Eye Foot Reaction Measurement Software and Hardware. As consideration, the Company is to pay Bausch & Lomb royalties based on a percentage of net sales ranging from 8% for the first million dollars in sales to 5% of any sales above three million dollars. The initial term of this agreement terminates in May 2006 and is automatically extended in one-year increments. Royalty expenses of $2,492 and $2,438 were recognized in fiscal years 1998 and 1997, respectively. There are no minimum product license fees due under this agreement.

7.   STOCK-BASED COMPENSATION

     Stock Options

     The Company granted options to purchase shares of its common stock as indicated below. The options were fully vested on the dates of grant and the exercise prices were equal to the market prices of the Company's stock at the grant dates. The maximum term of each option was two years from the date of grant and provided that upon termination of employment or service as a director, the option would be immediately cancelled.

     In March 1999, the Company granted options to purchase 645,000 shares of the Company's common stock to employees and directors of the Company, which expire in March 2001. The exercise price was $0.45 per share.

                       See accountants' disclaimer report.

                                 ACUBID.COM INC.
                (FORMERLY INTERNATIONAL ACUVISION SYSTEMS, INC.)

                  NOTES TO THE FINANCIAL STATEMENTS, CONTINUED
             FOR THE TEN MONTH PERIODS ENDED JUNE 30, 1999 AND 1998
                                   (UNAUDITED)


7.   STOCK-BASED COMPENSATION, CONTINUED

     Stock Options, Continued

     The following summarizes information about stock options granted and outstanding at June 30, 1999, and 1998, and changes during the ten month periods then ended.

                                     For the Period Ended     For the Period Ended
                                         June 30, 1999            June 30, 1998
                                     --------------------     ---------------------
                                                 Weighted                  Weighted
                                                 Average                   Average
                                                 Exercise                  Exercise
                                     Options      Price       Options       Price
                                    ---------    --------    --------      --------
Outstanding at August 31, 1998            --         --       258,750        $0.90
    Granted                          645,000       0.45        50,000         0.26
    Exercised                        100,000       0.45            --           --
    Cancelled/expired                     --         --       (98,750)        0.76
                                     -------       ----       -------        -----
Outstanding at end of period         545,000         --       210,000        $1.07
                                     =======       ====       =======        =====

     The weighted average assumptions used to calculate the fair values of the stock options granted in 1999 and 1998 are:

                                1999         1998
                              --------     --------
Dividend yield                      0%           0%
Risk free interest rate          4.74%        5.57%
Fair value                       1.26         0.76
Expected contractual life      2 years      2 years


     SFAS No. 123, Accounting for Stock-Based Compensation, requires the use of option valuation models to provide supplemental information regarding options granted after 1994. Pro forma information regarding net income and earnings per share shown below was determined as if the Company had accounted for its employee stock options under the fair value method of that statement.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the options' vesting periods. The pro forma effect on net loss for 1999 and 1998 may not be representative of the actual results had the Company accounted for the stock options using the fair value method.

                       See accountants' disclaimer report.

                                 ACUBID.COM INC.
                (FORMERLY INTERNATIONAL ACUVISION SYSTEMS, INC.)

                  NOTES TO THE FINANCIAL STATEMENTS, CONTINUED
             FOR THE TEN MONTH PERIODS ENDED JUNE 30, 1999 AND 1998
                                   (UNAUDITED)

7.    STOCK-BASED COMPENSATION, CONTINUED

      Stock Options, Continued

                                                        1999             1998
                                                    ------------      ---------

             Net loss, as reported                  $(1,031,033)      (218,134)
             Pro forma net loss                     $ 1,153,232       (218,134)
             Basic loss per share, as reported      $     (0.28)         (0.08)
             Pro forma basic loss per share         $     (0.31)         (0.08)

     Warrants

     In November 1997, the Company issued debentures with detachable, non-transferrable warrants to purchase 87,500 shares of its common stock (Note 4). These warrants were immediately exercisable on issuance and expire in November 1999.

     The following summarizes information about warrants granted and outstanding at June 30, 1999 and 1998, and changes during the ten month periods then ended.

                                          For the Period Ended     For the Period Ended
                                            June 30, 1999             June 30, 1998
                                        ----------------------    -----------------------
                                                      Weighted                  Weighted
                                                       Average                   Average
                                                      Exercise                  Exercise
                                          Warrants      Price      Warrants       Price
                                        --------      --------    --------      --------
Outstanding at beginning of period       187,500         $1.74     187,500         $1.74
   Granted                                    --            --          --            --
   Exercised                             (52,500)         0.84          --            --
   Cancelled/forfeited                  (100,000)         1.18          --            --
                                        --------      --------    --------      --------
Outstanding at end of period              35,000         $0.56     187,500         $1.74
                                        ========      ========    ========      ========


                       See accountants' disclaimer report.

                                 ACUBID.COM INC.
                (FORMERLY INTERNATIONAL ACUVISION SYSTEMS, INC.)

                  NOTES TO THE FINANCIAL STATEMENTS, CONTINUED
             FOR THE TEN MONTH PERIODS ENDED JUNE 30, 1999 AND 1998
                                   (UNAUDITED)


8.   LOSS PER SHARE

     The computations of net loss per common share for the ten month periods ended June 30, 1999 and 1998, are as follows:

                                                    1999             1998
                                                -----------       -----------
Net loss available to common stockholders:

    Loss before extraordinary gain              $(1,103,778)      $  (218,134)
    Extraordinary gain                               72,745                --
                                                -----------       -----------
NET LOSS AVAILABLE TO COMMON STOCKHOLDERS       $(1,031,033)      $  (218,134)
                                                ===========       ===========
WEIGHTED-AVERAGE SHARES OUTSTANDING               3,652,262         2,639,301
                                                ===========       ===========
Basic and diluted loss per common share:

    Loss before extraordinary gain              $     (0.30)      $     (0.08)
    Extraordinary gain                                 0.02                --
                                                -----------       -----------
NET LOSS                                        $     (0.28)      $     (0.08)
                                                ===========       ===========

     The effect of the potentially dilutive securities listed below were not included in the computation of diluted loss per share, because to do so would have been antidilutive for the period presented.

                                                          1999            1998
                                                         -------         -------
Shares of common stock issuable under:
     Employee stock options                              545,000         210,000
     Common stock purchase warrants                       35,000         100,000


                       See accountants' disclaimer report.

                                 ACUBID.COM INC.
                (FORMERLY INTERNATIONAL ACUVISION SYSTEMS, INC.)

                  NOTES TO THE FINANCIAL STATEMENTS, CONTINUED
             FOR THE TEN MONTH PERIODS ENDED JUNE 30, 1999 AND 1998
                                   (UNAUDITED)

9.   YEAR 2000 DISCLOSURE

     The Company has conducted a comprehensive review of its computer operations to identify the systems that could be adversely affected by the Year 2000 Issue and has developed and implemented a plan that it believes has resolved the issue. The Year 2000 Issue is a result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's programs that have time-sensitive software might have recognized a date using "00" as the year 1900 rather than the year 2000. This could have resulted in a major system failure or miscalculations. The Company presently believes that, with modifications already made to existing software and conversion to new software, the Year 2000 problem will not pose significant operations problems for the Company's computer systems as so modified and converted.

10.  SUBSEQUENT EVENT

     In July 1999, the Company initiated a private placement to sell 400 units at $10,000 per unit. Each unit consists of 10,000 shares of 6% convertible preferred stock and warrants to purchase 5,000 shares of its common stock. Dividends are payable semi-annually. Each preferred share is convertible into .666 common shares in the first year, .4 shares in the second year, and .285 shares thereafter. No preferred shares can utilize the conversion feature until six months after the offering has been concluded. The warrants to purchase common shares are exercisable at $2.00 per share in the first year and $3.00 per share thereafter. The warrants expire five years from the date of issue. In the event the Company files an initial public offering of its shares, the preferred shares automatically convert and along with the warrants, will have piggyback registration rights. The Company has raised approximately $3.5 million from this offering.

                       See accountants' disclaimer report.

                                ACUBID.COM, INC.
                (FORMERLY INTERNATIONAL ACUVISION SYSTEMS, INC.)

                              FINANCIAL STATEMENTS

                            AS OF AUGUST 31, 1998 AND
                  FOR THE YEARS ENDED AUGUST 31, 1998 AND 1997

                                ACUBID.COM, INC.
                (FORMERLY INTERNATIONAL ACUVISION SYSTEMS, INC.)

                        INDEX TO THE FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 1998 AND 1997

Report of Independent Auditors.........................................................  1

Financial Statements for AcuBid.Com Inc.
    (formerly International AcuVision Systems, Inc.:

        Balance Sheet, August 31, 1998.................................................  2

        Statements of Operations
           For the Years Ended August 31, 1998 and 1997................................  3

        Statements of Shareholders' Equity
           For the Years Ended August 31, 1998 and 1997................................  4

        Statements of Cash Flows
           For the Years Ended August 31, 1998 and 1997................................  5

        Notes to the Financial Statements..............................................  7

                          [KELLY & COMPANY LETTERHEAD]

                         Report of Independent Auditors

To the Board of Directors and Stockholders
AcuBid.Com Inc. (formerly International AcuVision Systems, Inc.)

We have audited the accompanying balance sheet of AcuBid.Com Inc. (a Delaware corporation)(formerly International AcuVision Systems, Inc.) as of August 31, 1998, and the related statements of operations, shareholders' equity, and cash flows for the years ended August 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AcuBid.Com Inc. as of August 31, 1998, and the results of its operations and its cash flows for each of the two years ended August 31, 1998 and 1997 in conformity with generally accepted accounting principles.



/s/ KELLY & COMPANY
-----------------------------------
Kelly & Company
Newport Beach, California
August 12, 1999

                                ACUBID.COM, INC.
                (FORMERLY INTERNATIONAL ACUVISION SYSTEMS, INC.)

                                  BALANCE SHEET
                                 AUGUST 31, 1998


                                     ASSETS
Current assets:
    Cash                                                       $     9,870
    Accounts receivable, net of allowance for
        doubtful accounts of $4,650                                 11,565
    Inventory                                                        4,778
    Prepaid expenses and deposits                                    1,514
                                                               -----------
                Total current assets                                27,727

Property and equipment, net of accumulated depreciation              4,799
                                                               -----------

TOTAL ASSETS                                                   $    32,526
                                                               ===========

                     LIABILITIES AND SHAREHOLDERS' DEFICIT

Current liabilities:
    Accounts payable                                           $    57,186
    Accrued liabilities                                             44,877
    Due to related parties                                          13,790
    Debenture payable to officer                                    23,482
    Debentures payable to shareholders                              86,431
    Note payable to shareholder                                     25,000
                                                               -----------

TOTAL CURRENT LIABILITIES                                          250,766

Commitments and contingencies

Shareholders' deficit:
    Common stock; par value of $0.001 per share;
    50,000,000 shares authorized, 2,639,301
        shares issued and outstanding                                2,640
    Additional paid-in capital                                   6,734,353
    Accumulated deficit                                         (6,955,233)
                                                               -----------

TOTAL SHAREHOLDERS' DEFICIT                                       (218,240)
                                                               -----------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT                    $    32,526
                                                               ===========

    The accompanying notes are an integral part of the financial statements.

                                ACUBID.COM, INC.
                (FORMERLY INTERNATIONAL ACUVISION SYSTEMS, INC.)

                            STATEMENTS OF OPERATIONS

                  FOR THE YEARS ENDED AUGUST 31, 1998 AND 1997


                                                             1998              1997
                                                          ---------         ---------
Sales                                                     $ 157,140         $ 176,201
Cost of sales                                               117,881            92,809
                                                          ---------         ---------
    Gross profit                                             39,259            83,392
                                                          ---------         ---------

Operating costs and expenses:
    Selling, general and administrative                     273,157           253,876
    Depreciation                                              6,960             3,895
                                                          ---------         ---------
                Total operating costs and expenses          280,117           257,771
                                                          ---------         ---------

Loss from operations                                       (240,858)         (174,379)
Other expenses                                               31,641               629
                                                          ---------         ---------
Loss before provision for income taxes and
    extraordinary item                                     (272,499)         (175,008)

Provision for income taxes                                     (800)           (5,530)
Extraordinary gain on settlement of debt                         --            51,051
                                                          ---------         ---------
NET LOSS                                                  $(273,299)        $(129,487)
                                                          =========         =========

NET LOSS PER SHARE, BASIC AND DILUTED                     $   (0.10)        $   (0.05)
                                                          =========         =========

    The accompanying notes are an integral part of the financial statements.

                                ACUBID.COM, INC.
                (FORMERLY INTERNATIONAL ACUVISION SYSTEMS, INC.)

                  STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                  FOR THE YEARS ENDED AUGUST 31, 1998 AND 1997


                                                       COMMON          COMMON        PAID-IN     ACCUMULATED
                                                       SHARES          STOCK         CAPITAL        DEFICIT           TOTAL
                                                     -----------    -----------    -----------   -------------     -----------
BALANCE, AUGUST 31, 1996                               2,280,761    $     2,281    $ 6,384,254    $(6,552,447)    $  (165,912)

     Exercise of stock purchase warrants                 100,000            100         51,028             --          51,128
     Exercise of stock options                           113,750            114         79,696             --          79,810
     Shares issued in satisfaction of debt                44,790             45         78,048             --          78,093
     Sale of stock in  private placement offering        100,000            100        120,077             --         120,177
     Net loss                                                 --             --             --       (129,487)       (129,487)
                                                     -----------    -----------    -----------    -----------     -----------
BALANCE, AUGUST 31, 1997                               2,639,301          2,640      6,713,103     (6,681,934)         33,809

     Issuance of detachable stock purchase
       warrants                                               --             --         21,250             --          21,250
     Net loss                                                 --             --             --       (273,299)       (273,299)
                                                     -----------    -----------    -----------    -----------     -----------
BALANCE, AUGUST 31, 1998                               2,639,301    $     2,640    $ 6,734,353    $(6,955,233)    $  (218,240)
                                                     ===========    ===========    ===========    ===========     ===========

    The accompanying notes are an integral part of the financial statements.

                                ACUBID.COM, INC.
                (FORMERLY INTERNATIONAL ACUVISION SYSTEMS, INC.)

                            STATEMENTS OF CASH FLOWS

                  FOR THE YEARS ENDED AUGUST 31, 1998 AND 1997


                                                                  1998              1997
                                                                ---------         ---------
Cash flows from operating activities:
     Net  loss                                                  $(273,299)        $(129,487)
     Adjustments to reconcile net loss to
      net cash provided by operating activities:
         Depreciation                                               6,960             3,895
         Inventory obsolescence                                    16,241                --
         Uncollectable accounts receivable                          3,765               885
         Amortization of debt discount                             13,662                --
         Shares issued for compensation                                --            10,443
         Extraordinary gain on settlement of debt                      --           (51,051)
     Decrease (increase) in assets:
         Accounts receivable                                        8,686           (12,916)
         Inventory                                                 59,016           (71,255)
         Prepaid expenses and deposits                              6,459            39,795
     Increase (decrease) in liabilities:
         Accounts payable                                         (22,608)           10,564
         Accrued liabilities                                       19,954             5,410
         Due to related parties                                    16,400            (8,595)
                                                                ---------         ---------
CASH USED IN OPERATING ACTIVITIES                                (144,764)         (202,312)
                                                                ---------         ---------

Cash flows used in investing activities:
     Purchase of property and equipment                                --            (4,356)
                                                                ---------         ---------
CASH USED IN INVESTING ACTIVITIES                                      --            (4,356)
                                                                ---------         ---------

Cash flows provided by (used in) financing activities:
     Proceeds from notes payable from related parties             100,000                --
     Payment on note payable from related party                    (7,500)               --
     Proceeds from exercise of warrants                                --            51,128
     Proceeds from exercise of options                                 --            79,811
     Proceeds from issuance of stock - private placement               --           120,177
                                                                ---------         ---------
CASH PROVIDED BY FINANCING ACTIVITIES                              92,500           251,116
                                                                ---------         ---------
     Net increase (decrease) in cash                              (52,264)           44,448

CASH AT BEGINNING OF PERIOD                                        62,134            17,686
                                                                ---------         ---------
CASH AT END OF PERIOD                                           $   9,870         $  62,134
                                                                =========         =========

    The accompanying notes are an integral part of the financial statements.

                                ACUBID.COM, INC.
                (FORMERLY INTERNATIONAL ACUVISION SYSTEMS, INC.)

                            STATEMENTS OF CASH FLOWS

                  FOR THE YEARS ENDED AUGUST 31, 1998 AND 1997


                                          Supplemental Disclosure of Cash Flow Information

                                                                              1998            1997
                                                                            --------        --------
Cash paid during the year for:
     Interest                                                               $ 12,253        $  6,846
     Income taxes                                                           $    800        $  5,530

                                Supplemental Schedule of Non-Cash Investing and Financing Activities

Common shares issued for settlement of debt:

     Accounts payable                                                             --        $ 30,660
     Salaries payable                                                             --        $ 37,000
     Common stock                                                                 --        $    (45)
     Additional paid-in capital                                                   --        $(67,615)

    The accompanying notes are an integral part of the financial statements.

                                ACUBID.COM, INC.
                (FORMERLY INTERNATIONAL ACUVISION SYSTEMS, INC.)

                        NOTES TO THE FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 1998 AND 1997


1.      DESCRIPTION OF COMPANY'S BUSINESS

        AcuBid.Com Inc. (formerly International AcuVision Systems, Inc.) (the "Company") was formed in Canada in 1983. It was subsequently incorporated under the laws of the state of Delaware In September 1993. The Company is in the business of developing, marketing and selling vision training equipment. The Company owns a patent regarding the above equipment and software and has expensed all costs in developing the patent and prototypes. Subsequent to year-end the Company changed its name from International AcuVision Systems, Inc. to AcuBid.Com Inc. and expanded its business objective to include the development of a premier website to facilitate the buying and selling of high-end collectibles. The Company will maintain an inventory of rare and hard to find items, which it will auction to the public over its website. In addition, the Company intends to act as a broker to provide a venue for sellers and dealers to display their collectibles to potential purchasers throughout the world via the AcuBid.Com website.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Revenue Recognition

        Revenues are recognized when the Company's products are shipped.

        Cash and Cash Equivalents

        Cash and cash equivalents include short-term, highly liquid investments with original maturities of three months or less. The Company has no requirements for compensating balances. The Company did not have cash balances that exceeded the federally insured limits at August 31, 1998.

        Concentration of Credit Risk

        Financial instruments which potentially subject the Company to concentration of credit risk consist primarily of trade accounts receivable. Exposure to losses on accounts receivable is principally dependent on the individual customer's financial condition, as credit sales are not collateralized. The Company monitors its exposure to credit losses and writes off those accounts receivable that it deems to be uncollectable. The Company had one customer, which accounted for 46% of the Company's sales for the year ended August 31, 1998, totalling $71,796. No single customer accounted for more than 10% of revenues for the year ended August 31, 1997.

                                ACUBID.COM, INC.
                (FORMERLY INTERNATIONAL ACUVISION SYSTEMS, INC.)

                       NOTES TO THE FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 1998 AND 1997


2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

        Inventory

        The inventory is stated at the lower of cost or market. Inventory cost is determined by using the first in, first out method. Substantially all inventory consists of finished goods held for sale. The Company's management monitors inventory for excess and obsolete items and makes necessary valuation adjustments when required.

        Property and Equipment

        Property and equipment are recorded at cost and are depreciated using the straight-line method over the expected lives, which range from three to five years. Expenditures for normal maintenance and repairs are charged to operations. Renewals and betterments that materially extend the life of the assets are capitalized.

        Impairment of Long-Lived Assets

        The Company evaluates its long-lived assets for potential impairment whenever circumstances indicate that the carrying amount of an asset is not recoverable. The estimated undiscounted cash flows associated with the assets are compared to the carrying amounts to determine if a writedown to fair value is required. The Company has determined that there was no such impairment present at August 31, 1998.

        Income Taxes

        The Company accounts for income taxes using the liability method. Under this method deferred income tax liabilities and assets are computed based on the tax liability or benefit in future years of the reversal of temporary differences in the recognition of income or deduction of expenses between financial and tax reporting. Deferred tax assets and/or liabilities are classified as current and noncurrent based on the classification of the related asset or liability for financial reporting purposes, or based on the expected reversal date for deferred taxes that are not related to an asset or liability. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

        Disclosure about Fair Value of Financial Instruments

        The Company accounts for the value of financial instruments using the fair value method.

                                ACUBID.COM, INC.
                (FORMERLY INTERNATIONAL ACUVISION SYSTEMS, INC.)

                       NOTES TO THE FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 1998 AND 1997


2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

        Foreign Currency Translation

        The majority of the Company's assets and operations are situated in the state of California, and therefore the financial statements have been prepared in U. S. dollars. Monetary assets and liabilities expressed in Canadian currency are translated at the exchange rate at the end of the year. All other assets and liabilities are translated at the rate prevailing at the dates the assets were acquired or the liabilities were incurred. Revenue and expenses are translated at the average exchange rate for the year.

        Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Stock-Based Compensation

        Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. SFAS No. 123 allows the use of Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, which is the intrinsic value method of accounting as described below, for options granted to employees, provided the pro forma disclosure requirements of SFAS No. 123 are adopted.

        The Company accounts for stock-based compensation using the intrinsic value method prescribed in APB No. 25. Compensation cost for stock options granted employees, if any, is measured as the excess of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. Restricted stock is recorded as compensation cost over the requisite vesting periods based on the market value on the date of grant.

                                ACUBID.COM, INC.
                (FORMERLY INTERNATIONAL ACUVISION SYSTEMS, INC.)

                       NOTES TO THE FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 1998 AND 1997


2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

        Common Shares and Per Share Amounts

        In March 1999, The Company effected a one-for-two reverse stock split. All common shares and per share amounts have been adjusted to give effect to that stock split.

        Loss per Common Share

        The Company adopted the Financial Accounting Standards Board SFAS No. 128, Earnings Per Share. This pronouncement replaced the previously reported primary and fully dilutive earnings per share with basic and diluted earnings per share. Loss per common share has been calculated in accordance with the requirements of this statement for the years ended August 31, 1998 and 1997.

        Basic loss per share is computed by dividing loss available to common shareholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share reflects the potential dilution that could occur if diluted securities and other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the Company's earnings. Diluted loss per share does not consider the potentially dilutive securities on an "as if converted" basis, as the effect of their inclusion would be anti-dilutive.

        Advertising Costs

        Advertising costs are charged to operations as they are incurred. Advertising expense was $12,725 and $33,292 for the years ended August 31, 1998 and 1997, respectively.

                                ACUBID.COM, INC.
                (FORMERLY INTERNATIONAL ACUVISION SYSTEMS, INC.)

                       NOTES TO THE FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 1998 AND 1997


3.      PROPERTY AND EQUIPMENT

        Property and equipment consist of the following:

                                                           1998
                                                         --------
        Computer equipment                               $  3,000
        Furniture                                           2,215
        Office equipment                                   18,907
                                                         --------

            Total property and equipment                   24,122
                 Less: accumulated depreciation           (19,323)
                                                         --------
        PROPERTY AND EQUIPMENT, NET                      $  4,799
                                                         ========

        Depreciation expense for the years ended August 31, 1998 and 1997 was $6,960 and $3,895, respectively.

4.      DUE TO RELATED PARTIES

        The Company rents office space and utilizes administrative services from an entity owned by two officers of the Company. In addition, the Company received advances of $8,000 from the entity during fiscal year 1998. Total related party rent and administrative expenses charged to the Company was $8,400 and $5,010 for the fiscal years ended August 31, 1998 and 1997, respectively.

5.      DEBENTURES PAYABLE

        In November 1997, the Company issued debentures totaling $125,000 to three individuals for $100,000 in cash and the retirement of a $25,000 note payable to an officer. The debentures bear interest at 10% per annum, payable quarterly and commenced on March 1, 1998. Principal payments began on February 15, 1998 at the greater of 10% of the original principal amount per month or 50% of the gross proceeds received from the sale of products during each month until paid.

                                ACUBID.COM, INC.
                (FORMERLY INTERNATIONAL ACUVISION SYSTEMS, INC.)

                       NOTES TO THE FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 1998 AND 1997


5.      DEBENTURES PAYABLE, CONTINUED

        The debentures were issued with detachable, non-transferable warrants to purchase additional shares of the Company's common stock at one share for each $1.00 Canadian of debenture principal amount. The warrants were exercisable anytime at $0.40 Canadian per share through November 30, 1998, and $0.46 Canadian per share through November 30, 1999, at which time they expire. At the date of the transaction, this represented warrants to purchase 87,500 post-split common shares at $0.56 U.S. and $0.66 U.S. per share through these respective dates. The proceeds from the issuance of the debentures were allocated between the fair value of the debentures and the fair value of the warrants, and a related discount of $21,250 was recognized. The discount is amortized on an effective interest method over the life of the debentures. The unamortized discount at August 31, 1998 was $7,588. These debentures were in default at August 31, 1998, and were satisfied subsequent to year-end (Note 15).

                                                                  1998
                                                                --------
        Debentures payable to officer, net of
        unamortized discount of $1,518                          $ 23,482

        Debentures payable to shareholders, net of
        unamortized discount of $6,070                            86,431
                                                                --------

        TOTAL DEBENTURES                                        $109,913
                                                                ========

6.      NOTE PAYABLE TO SHAREHOLDER

                                                                  1998
                                                                --------
        Note payable to a shareholder, with an interest
        rate of 10% per annum, collateralized by all
        assets of the Company, with interest payable
        semiannually, due July 25, 1998. This note was
        in default at August 31, 1998, and was satisfied
        subsequent to year-end (Note 15)                        $ 25,000
                                                                ========

        Interest expense for the years ended August 31, 1998, and 1997 was $25,915 and $6,846, respectively.

                                ACUBID.COM, INC.
                (FORMERLY INTERNATIONAL ACUVISION SYSTEMS, INC.)

                       NOTES TO THE FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 1998 AND 1997


7.      DEFERRED INCOME TAXES

        The components of the provision for income taxes are as follows:


                                                         For the Years
                                                        Ended August 31,
                                                      --------------------
                                                       1998          1997
                                                      ------        ------
        Current income tax expense:
            Federal                                       --            --
            State                                     $  800        $5,530
                                                      ------        ------
                                                         800         5,530

        Deferred income tax expense (benefit):
            Federal                                       --            --
            State                                         --            --
                                                      ------        ------
        TOTAL PROVISION FOR INCOME TAXES              $  800        $5,530
                                                      ======        ======

        Significant components of the Company's deferred income tax assets and liabilities are as follows:

                                                            August 31,
                                                   ---------------------------
                                                      1998              1997
                                                   ---------         ---------
        Deferred income tax assets:
            Net operating loss carryforward        $ 306,464         $ 192,789
            Allowance for doubtful accounts            1,992               379
            Other                                        272               272
                                                   ---------         ---------

        TOTAL DEFERRED INCOME TAX ASSET              308,728           193,440

            Valuation allowance                     (308,728)         (193,440)
                                                   ---------         ---------
        NET DEFERRED INCOME TAX ASSET                     --                --
                                                   =========         =========

                                ACUBID.COM, INC.
                (FORMERLY INTERNATIONAL ACUVISION SYSTEMS, INC.)

                       NOTES TO THE FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 1998 AND 1997


7.      DEFERRED INCOME TAXES, CONTINUED

        Reconciliation of effective tax rate to the U.S. statutory rate is as follows:

                                                      For the Years
                                                     Ended August 31,
                                                  ----------------------
                                                    1998            1997
                                                  ------          ------
        Tax expense at U.S. statutory rate         (34.0)%         (34.0)%
        State tax provision                          0.3             4.5
        Change in valuation allowance               34.0            34.0
                                                  ------          ------
        EFFECTIVE INCOME TAX RATE                    0.3%            4.5%
                                                  ======          ======

        The Company also has federal and state net operating loss carryforwards of $737,632 and $629,742, respectively. The federal and state net operating loss carryforwards will begin to expire in the years 2009 and 1999, respectively. A significant portion of prior period net operating losses were not related to United States tax jurisdiction as the Company was a foreign corporation through 1993.

8.      COMMITMENTS AND CONTINGENCIES

        Product License Agreement

        In June 1996, the Company entered into a Product License Agreement with Bausch & Lomb B.V., Corporation ("Bausch & Lomb"), which granted the Company an exclusive license to manufacture and sell Eye Hand and Eye Foot Reaction Measurement Software and Hardware. As consideration, the Company was to pay Bausch & Lomb royalties based on a percentage of net sales ranging from 8% for the first million dollars in sales to 5% of any sales above three million dollars. The initial term of this agreement terminates in May 2006 and is automatically extended in one-year increments. Royalty expenses of $2,492 and $2,438 related to this agreement were recognized in fiscal years 1998 and 1997, respectively. There are no minimum product license fees due under this agreement.

9.      EXTRAORDINARY GAIN ON SETTLEMENT OF DEBT

        In fiscal year 1997, the Company settled certain liabilities with vendors totaling $74,044 for cash payments of $22,394 and delivery of Company-owned inventory with a cost of $599, and thereby recognized a $51,051 extraordinary gain on settlement.

                                ACUBID.COM, INC.
                (FORMERLY INTERNATIONAL ACUVISION SYSTEMS, INC.)

                       NOTES TO THE FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 1998 AND 1997


10.     DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

        The estimated fair value amounts of all financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. Fair value is described as the amount at which the instrument could be exchanged in a current transaction between informed willing parties, other than in a forced liquidation. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The Company is not a party to any derivative instruments. The Company does not have any off balance sheet financial instruments.

        The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

        Cash and equivalents, accounts receivable, inventory, other current assets, accounts payable, current portion of note payable, and certain other current liability amounts are reported in the balance sheet at approximate fair value due to the short term maturities of these instruments.

11.     COMMON STOCK TRANSACTIONS

        Common Shares Issued for Warrants and Options Exercised

        In connection with a private placement in fiscal year 1996, the Company sold 100,000 shares of its common stock with non-transferable warrants to purchase an additional 100,000 shares any time through January 15, 1997 at an exercise price of $0.70 Canadian per share ($0.52 U.S. at the date of issuance). In January 1997, prior to expiration, the warrants to purchase 100,000 shares were exercised, and the Company realized proceeds of $51,128.

        During fiscal year 1997, options to purchase of 113,750 shares of common stock were exercised, from which the Company realized $79,810.

        Common Shares issued for Settlement of Debt

        In April 1997, the Company issued 20,000 shares of its common stock in settlement of $30,660 owed to a vendor. The market value of the shares issued approximated the amount of the liabilities at the settlement date.

                                ACUBID.COM, INC.
                (FORMERLY INTERNATIONAL ACUVISION SYSTEMS, INC.)

                       NOTES TO THE FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 1998 AND 1997


11.     COMMON STOCK TRANSACTIONS, CONTINUED

        Common Shares issued for Settlement of Debt, Continued

        In April 1997 the Company issued a total of 24,790 shares of its common stock to an employee and two officers in satisfaction of unpaid salaries of $37,000 owed to these individuals. The market value of the shares issued in satisfaction exceeded the amounts owed by $10,433, which was recognized by the Company as compensation expense at the settlement date.

        Private Placement Offering

        In April 1997, the Company sold 100,000 units in a private placement at $1.66 Canadian per unit ($1.20 U.S. per unit at the date of issuance). Each unit consisted of one share of the Company's common stock and one non-transferable common stock purchase warrant. The warrants were exercisable immediately, and each warrant entitled the holder to purchase one share of common stock at a price of $1.66 Canadian per share ($1.20 U.S. per share at the date of issuance) through February 14, 1998 and $1.92 Canadian per share ($1.20 U.S. per share at the date of issuance) thereafter through February 14, 1999. Total proceeds from the offering were $120,177.

12.     STOCK-BASED COMPENSATION

        Stock Options

        The Company granted options to purchase shares of its common stock as indicated below. The options were fully vested on the dates of grant and the exercise prices were equal to the market prices of the Company's stock at the grant dates. The maximum term of each option was two years from the date of grant and provided that upon termination of employment or service as a director, the option would be immediately cancelled.

        In fiscal year 1996, the Company granted options to purchase 212,500 shares of its common stock to officers, directors, and employees of the Company, which expired in January and May 1998. Exercise prices ranged from $0.70 to $1.58 Canadian per share ($0.66 to $1.16 U.S. per share at the date of grant). Options to purchase 113,750 shares of its common stock were exercised in fiscal year 1997 and options to purchase 98,750 shares of its common stock expired in fiscal year 1998.

                                ACUBID.COM, INC.
                (FORMERLY INTERNATIONAL ACUVISION SYSTEMS, INC.)

                       NOTES TO THE FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 1998 AND 1997


12.     STOCK-BASED COMPENSATION, CONTINUED

        Stock Options, Continued

        In fiscal year 1997, the Company granted options to purchase 235,000 shares of the Company's common stock to directors and officers of the Company, which expired in June and July 1999. Exercise prices ranged from $0.70 to $3.70 Canadian per share ($1.02 to $2.72 U.S. per share at the date of grant). Options to purchase 75,000 shares were cancelled in fiscal year 1997, and options to purchase 160,000 shares were cancelled in fiscal year 1998.

        In fiscal year 1998, the Company granted options to purchase 50,000 shares of the Company's common stock to an employee of the Company, which expire in September 1999. The exercise price was $1.60 Canadian per share ($1.44 U.S. per share at the date of grant). All of these options were cancelled in fiscal year 1998.

        The following summarizes information about stock options granted and outstanding at August 31, 1998, and 1997, and changes during the years then ended.

                                                  For the Year Ended            For the Year Ended
                                                   August  31, 1998               August 31, 1997
                                                ----------------------        ----------------------
                                                              Weighted                      Weighted
                                                               Average                      Average
                                                              Exercise                      Exercise
                                                Options         Price         Options        Price
                                                --------      --------        --------      --------
        Outstanding at beginning of year         258,750        $0.90          212,500       $0.60
           Granted                                50,000         0.26          235,000        1.36
           Exercised                                  --           --         (113,750)      (0.32)
           Cancelled/expired                    (308,750)       (1.16)         (75,000)      (0.57)
                                                --------        -----         --------       -----
        Outstanding at end of year                    --           --          258,750       $1.07
                                                ========        =====         ========       =====

        The weighted average assumptions used to calculate the fair values of the stock options granted in 1998 and 1997 are:

                                          1998           1997
                                         -------        -------
        Dividend yield                         0%             0%
        Risk free interest rate             5.57%          5.65%
        Expected contractual life        2 years        2 years

                                ACUBID.COM, INC.
                (FORMERLY INTERNATIONAL ACUVISION SYSTEMS, INC.)

                       NOTES TO THE FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 1998 AND 1997


12.     STOCK-BASED COMPENSATION, CONTINUED

        Stock Options, Continued

        The weighted average fair value of the options granted during 1998 and 1997 was $0.76. The intrinsic value method was used as prescribed in APB No. 25 under which no compensation cost for options is recognized for options granted at or above fair market value of the Company's common stock at the date of grant. Had compensation cost for fiscal years 1998 and 1997 been determined based on the fair value at the grant dates consistent with SFAS No. 123, the Company's net loss and loss per share would not have been effected as these were cancelled subsequent to grant.

        The fair value of each option granted was estimated at the date of grant using the Black Scholes Options Pricing Method ("BSOPM"). The BSOPM was developed for use in estimating the fair value of traded options. The Company's employee stock options have characteristics significantly different from those of traded options, such as vesting restrictions and extremely limited transferability. In addition, the assumptions used in options valuation models are highly subjective, particularly the expected stock price volatility of the underlying stock. Because changes in these subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not provide a reliable single measure of the fair value of its employee stock options.

        Warrants

        In fiscal year 1996, the Company, in connection with a private placement, issued warrants to purchase 100,000 shares of its common stock (Note 11). All of the warrants were exercised in January 1997, and the Company realized proceeds of $51,128.

        In fiscal year 1997, the Company, in connection with a private placement, issued warrants to purchase 100,000 shares of its common stock (Note 11). The warrants were immediately exercisable, and at August 31, 1998, all of these warrants were outstanding. The warrants expired in February 1999.

        In November 1997, the Company issued debentures with detachable, non-transferable warrants to purchase 87,500 shares of its common stock (Note 5). These warrants were immediately exercisable on issuance and expire in November 1999.

                                ACUBID.COM, INC.
                (FORMERLY INTERNATIONAL ACUVISION SYSTEMS, INC.)

                       NOTES TO THE FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 1998 AND 1997


12.     STOCK-BASED COMPENSATION, CONTINUED

        Warrants, Continued

        The following summarizes information about warrants granted and outstanding at August 31, 1998, and 1997, and changes during the years then ended.

                                                  For the Year Ended           For the Year Ended
                                                   August  31, 1998              August 31, 1997
                                                ----------------------       -----------------------
                                                              Weighted                      Weighted
                                                              Average                       Average
                                                              Exercise                      Exercise
                                                Warrants        Price        Warrants         Price
                                                --------      --------       --------       ---------
        Outstanding at beginning of year         100,000        $1.18         100,000         $0.52
           Granted                                87,500         0.56         100,000          1.18
           Exercised                                  --           --        (100,000)        (0.52)
           Cancelled                                  --           --              --            --
                                                --------        -----        --------         -----
        Outstanding at end of year               187,500        $1.74         100,000         $1.18
                                                ========        =====        ========         =====

13.     EARNINGS (LOSS) PER SHARE

        The computations of net loss per common share for the years ended August 31, 1998 and 1997, are as follows:

                                                             1998                1997
                                                          -----------         -----------
        Net loss available to common stockholders:
            Loss before extraordinary gain                $  (273,299)        $  (180,538)
            Extraordinary gain                                     --              51,051
                                                          -----------         -----------

        NET LOSS AVAILABLE TO COMMON STOCKHOLDERS         $  (273,299)        $  (129,487)
                                                          ===========         ===========
        WEIGHTED-AVERAGE SHARES OUTSTANDING                 2,639,301           2,447,599
                                                          ===========         ===========

         Basic and diluted loss per common share:

             Loss before extraordinary gain               $     (0.10)        $     (0.07)
             Extraordinary gain                                    --                0.02
                                                          -----------         -----------

         NET LOSS                                         $     (0.10)        $     (0.05)
                                                          ===========         ===========

                                ACUBID.COM, INC.
                (FORMERLY INTERNATIONAL ACUVISION SYSTEMS, INC.)

                       NOTES TO THE FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 1998 AND 1997


13.     EARNINGS (LOSS) PER SHARE, CONTINUED

        The effect of the potentially dilutive securities listed below were not included in the computation of diluted loss per share, because to do so would have been antidilutive for the period presented.

                                                       1998           1997
                                                      -------        -------
        Shares of common stock issuable under:
            Employee stock options                         --        258,750
            Common stock purchase warrants            187,500        100,000

14.     YEAR 2000 DISCLOSURE (UNAUDITED)

        The Company has conducted a comprehensive review of its computer operations to identify the systems that could be adversely affected by the Year 2000 Issue and has developed and implemented a plan that it believes has resolved the issue. The Year 2000 Issue is a result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's programs that have time-sensitive software might have recognized a date using "00" as the year 1900 rather than the year 2000. This could have resulted in a major system failure or miscalculations. The Company presently believes that, with modifications already made to existing software and conversion to new software, the Year 2000 problem will not pose significant operations problems for the Company's computer systems as so modified and converted.

15.     SUBSEQUENT EVENTS

        Common Shares Issued for Retirement of Debt

        In March 1999, the Company retired certain debentures and a note payable, and the related accrued interest totaling approximately $78,980 for the issuance of 300,000 shares of its common stock.

        Debt Forgiveness

        In March 1999, a debenture holder forgave the principal and accrued interest owed him by the Company, which totaled approximately $72,774.

                                ACUBID.COM, INC.
                (FORMERLY INTERNATIONAL ACUVISION SYSTEMS, INC.)

                       NOTES TO THE FINANCIAL STATEMENTS

                  FOR THE YEARS ENDED AUGUST 31, 1998 AND 1997


15.     SUBSEQUENT EVENTS

        Private Placement Offerings

        In March 1999, the Company sold 111 units at $4,500 per unit in a private placement offering. Each unit consisted of 10,000 shares of its common stock and 1 warrant to purchase 10,000 shares of common stock at $0.45 per share. The warrants were exercisable at any time, and all warrants issued were exercised. Accordingly, the Company issued 2,220,000 shares of its common stock and received total proceeds of $999,000.

        In July 1999, the Company initiated a private placement to sell 400 units at $10,000 per unit. Each unit consists of 10,000 shares of 6% convertible preferred stock and warrants to purchase 5,000 shares of its common stock. Dividends are payable semi-annually. Each preferred share is convertible into .666 common shares in the first year, .4 shares in the second year, and .285 shares thereafter. No preferred shares can utilize the conversion feature until six months after the offering has been concluded. The warrants to purchase common shares are exercisable at $2.00 per share in the first year and $3.00 per share thereafter. The warrants expire five years from the date of issue. In the event the Company files an initial public offering of its shares, the preferred shares automatically convert and along with the warrants, will have piggyback registration rights. The Company has raised approximately $3.5 million from this offering. The accompanying notes are an integral part of the financial statements.

PART III: INDEX TO EXHIBITS AND DESCRIPTION

The following exhibits are filed with this Report:

3.i.1   Certificate of Incorporation, Sheen, Minerals Inc., a Province of
        British Columbia Corporation, dated August 26, 1983

3.i.2 Company Act Memorandum of Sheen Minerals Inc. establishing name and capital of 10,000,000 common shares dated August 26, 1983

3.i.3   Special Resolution by Sheen Minerals Inc. changing name to S.M.M.
        Enterprises Ltd. dated February 6, 1986

3.i.4   Certificate of Name change by Province of British Columbia from Sheen
        Minerals Inc. to S.M.M. Enterprises Ltd. dated February 19, 1986

3.i.5   Certificate of Name change by Province of British Columbia from S.M.M.
        Enterprises Ltd. to Acuvision Systems Inc. dated February 20, 1987

3.i.6   Special Resolution of Name change by Province of British Columbia -
        Changing name from S.M.M. Enterprises Ltd. to Acuvision Systems Inc.
        dated October 3, 1986

3.i.7   Certificate of Name change by Province of British Columbia from
        Acuvision Systems Inc. to International Acuvision Systems Inc. dated
        August 27, 1991

3.i.8   Company Act Special Resolution - Changing name to International
        Acuvision. dated August 27, 1991 and increasing the authorized Common
        Stock to 50,000,000

3.i.9 Certificate of Incorporation of International AcuVision Systems, Inc., dated March 15, 1993

3.i.10  Certificate of Amendment of Certificate of Incorporation State of
        Delaware, changing name International Acuvision Systems, Inc. to
        AcuBid.com, Inc., dated May 19, 1993

3.i.11 Certificate of Secretary of State of Delaware re AcuBid.com, Inc. as duly incorporated, dated August 5, 1999

3.i.12  Certificate of Amendment of Certificate of Incorporation of AcuBid.com,
        Inc. to Secretary of State of Delaware authorizing 50,000,000 common shares and 10,000,00 of preferred shares, both with a par value of $.001 per share. Dated June 22, 1999.

3.i.13  Secretary of State of California Name Change Certificate of
        Qualification by a foreign corporation International Acuvision systems, Inc., a Delaware corporation, to a new name AcuBid.com, Inc. Executed
        May 24, 1999

3.ii.1 (Bylaws) Articles of Sheen Minerals Inc., Province of British Columbia, dated August 24, 1983

3.ii.2  Bylaws - Delaware Corp

4.1     Certificate of Designations, Series A Convertible Preferred Stock of
        AcuBid.com, Inc., a Delaware Corporation

4.2     Warrant to Purchase Common Stock Expiring on April 1, 2001

4.3     Warrant to Purchase Shares of Common Stock of AcuBid.com, Inc.
        Exercisable Six Months from the Date of Grant and Expiring Five Years from the Date of the Grant

10.1    Advisor agreement between AcuBid.com Inc., and Kurt Bevacqua dated March
        1, 1999

10.2    Advisor Agreement between AcuBid.com Inc., and Joe Morgan dated April 19,
        1999

10.3    Advisor Agreement between AcuBid.com Inc., and Rollie Fingers dated May
        6, 1999

10.4    Endorsement Agreement between AcuBid.com Inc., and Yogi Berra, dated
        July 1999

10.5    Advisor Agreement between AcuBid.com Inc., and Johnny Bench dated August
        16, 1999

10.6    Advisor Agreement between AcuBid.com Inc., and Neil Salkind dated
        October 1, 1999

10.7    Employment agreement between AcuBid.com Inc., and Waddy Stephenson dated
        April 26, 1999

10.8    Employment agreement between AcuBid.com Inc., and Richard Schwartz dated
        July 29, 1999

10.9    Commercial Office Space Lease, dated May 4, 1999

10.10 Contract between AcuBid.com, Inc. and Level 3, for dedicated Internet access, dated May 29, 1999

10.11   Stock option plan for non-employee directors

10.12   Incentive Equity Plan

10.13   Form of Preferred Stock and Warrant Purchase Agreement between
        AcuBid.com and 20 accredited investors in Regulation D, Rule 506 offering in August, 1999

10.14 Proprietary Information Agreement between AcuBid.com and certain employees

10.15 Proprietary Information Agreement between AcuBid.com and certain employees

16      Letter on Change in Certifying Accountant.

27      Financial Data Schedule

SIGNATURES:

                                            /s/ AcuBid.com, Inc.
                                            ------------------------------------
                                                Registrant

October 21, 1999                            By: /s/ LAWRENCE SCHAFFER
                                               ---------------------------------
                                                    Lawrence Schaffer
                                                    President